International Bank for Reconstruction
and Development

1818 H Street, N.W.                       (202) 477- 1234
Washington, D.C. 20433 U.S.A.             Cable Address: INTBAFRAD

                                                              FILE NO. 1-3431
                                                              REGULATION BW
                                                              RULE 2
                                                              February 14, 1997

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549



Gentlemen:

    Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

    (a) the Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the six months ending December 31, 1996; and

    (b) the list of transactions with regard to the Bank's securities and borrowings during the quarter ending December 31, 1996.

                                       Sincerely Yours,

                                       Scott B. White
                                       Chief Counsel, Finance



Attachments

         INTERNATIONAL BANK FOR RECONSTRUCTION AND
                        DEVELOPMENT





                   QUARTERLY FINANCIAL STATEMENTS
                         December 31, 1996
                            (Unaudited)

            INTERNATIONAL BANK FOR RECONSTRUCTION AND
                       DEVELOPMENT

                                                   IBRD Financial Statements 3

Table of Contents
December 31, 1996

Balance Sheet...............................................          4

Statement of Income.........................................          6

Statement of Changes in Retained Earnings...................          7

Statement of Changes in Cumulative Translation Adjustment...          7

Statement of Cash Flows.....................................          8

Summary Statement of Loans..................................          9

Statement of Subscriptions to Capital Stock and Voting Power.         12

Notes to Financial Statements...............................         16

4 IBRD Financial Statements
------------------------------------------------------------------------------
BALANCE SHEET
DECEMBER 31, 1996 (UNAUDITED) AND JUNE 30, 1996
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------

                                                         DECEMBER 31   JUNE 30
                                                        ------------  ----------
Assets
DUE FROM BANKS
Unrestricted currencies...............................   $       34   $       27
Currencies subject to restrictions--Note A............          608          612
                                                        ------------  ----------
                                                                642          639
                                                        ------------  ----------
INVESTMENTS--Notes B and E
Trading...............................................       16,677       15,001
Held-to-maturity......................................        1,256        1,169
                                                        ------------  ----------
                                                             17,933       16,170
                                                        ------------  ----------
SECURITIES PURCHASED UNDER RESALE AGREEMENTS--Note B..          514        1,282
NONNEGOTIABLE, NONINTEREST-BEARING DEMAND OBLIGATIONS
ON ACCOUNT OF SUBSCRIBED CAPITAL--Note A..............        1,919        1,765
AMOUNTS RECEIVABLE TO MAINTAIN VALUE OF CURRENCY
HOLDINGS--Note A......................................          463          732
OTHER RECEIVABLES
Amounts receivable from currency swaps--Notes D and E.       22,241       18,010
Amounts receivable from investment securities traded..          258        2,365
Amounts receivable from covered forwards--Notes
B and E...............................................        1,159          204
Accrued income on loans...............................        2,092        2,127
Accrued interest on investments.......................          126           92
                                                         ------------  ----------
                                                             25,876       22,798
                                                         ------------  ----------
LOANS OUTSTANDING (see Summary Statement of Loans,
 Notes C and E)
Total loans...........................................      159,725      164,766
Less undisbursed balance..............................       51,146       54,520
                                                         ------------  ----------
Loans outstanding.....................................      108,579      110,246
Less accumulated provision for loan losses............        3,290        3,340
                                                         ------------  ----------
Loans outstanding net of accumulated provision........      105,289      106,906
                                                         ------------  ----------
OTHER ASSETS
Unamortized issuance costs of borrowings..............          488          412
Miscellaneous.........................................        1,385        1,300
                                                         ------------  ----------
                                                              1,873        1,712
                                                         ------------  ----------
Total assets...........................................  $  154,509   $  152,004
                                                         ------------  ----------
                                                         ------------  ----------

                                                  IBRD Financial Statements 5
-----------------------------------------------------------------------------

                                 BALANCE SHEET

                DECEMBER 31, 1996 (UNAUDITED) AND JUNE 30, 1996
                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         DECEMBER 31    JUNE 30
                                                        -------------  ----------

Liabilities
BORROWINGS-- Notes D and E
Short-term...........................................   $    5,418   $    4,328
Medium- and long-term................................       91,888       92,391
                                                         ------------  ----------
                                                            97,306       96,719
                                                         ------------  ----------


SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND
PAYABLE FOR CASH COLLATERAL RECEIVED--Note B.........        1,200        2,439
AMOUNTS PAYABLE TO MAINTAIN VALUE OF CURRENCY
HOLDINGS--Note A.....................................            5            4
OTHER LIABILITIES
Amounts payable for currency swaps--Notes D and E....       23,101       19,427
Amounts payable for investment securities purchased..          732        1,508
Amounts payable for covered forwards--Notes B and E..        1,116          202
Accrued charges on borrowings........................        2,270        2,352
Payable for Board of Governors-approved
transfers--Note F....................................          123          205
Accounts payable and miscellaneous liabilities.......          850          848
                                                          ------------  ----------
                                                            28,192       24,542
                                                          ------------  ----------
Total liabilities....................................      126,703      123,704
                                                          ------------  ----------
Equity
CAPITAL STOCK (see Statement of Subscriptions to
Capital Stock and Voting Power, Note A)
Authorized capital (1,558,478 shares--December 31,
 1996 and June 30, 1996)
 Subscribed capital (1,511,076 shares--December 31,
 1996; 1,497,325 shares--June 30, 1996)..............     182,289      180,630
Less uncalled portion of subscriptions...............     171,245      169,636
                                                        ------------  ----------
                                                           11,044       10,994
DEFERRED AMOUNTS TO MAINTAIN VALUE OF CURRENCY
 HOLDINGS--Note A....................................         (53)         136
PAYMENTS ON ACCOUNT OF PENDING SUBSCRIPTIONS--Note A.           8           15
RETAINED EARNINGS (see Statement of Changes in
Retained Earnings, Note F)...........................      16,174       16,099
CUMULATIVE TRANSLATION ADJUSTMENT (see Statement of
Changes in Cumulative Translation Adjustment)........         633        1,056
                                                       ------------  ----------
Total equity.........................................      27,806       28,300
                                                       ------------  ----------
Total liabilities and equity.........................  $  154,509   $  152,004
                                                       ------------  ----------
                                                       ------------  ----------


The Notes to Financial Statements are an integral part of these Statements.

6 IBRD Financial Statements
-------------------------------------------------------------------------------

                                      STATEMENT OF INCOME

                    FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
                                 DECEMBER 31, 1995 (UNAUDITED)
                              EXPRESSED IN MILLIONS OF U.S. DOLLARS


                                                                               1996       1995
                                                                             ---------  ---------
INCOME
Income from loans--Note C
  Interest............................................................       $   3,741  $   4,035
  Commitment charges..................................................              58         60
Income from investments--Note B
  Trading
     Interest..............................................................        327        388
     Net gains/(losses)
      Realized.............................................................         48         65
      Unrealized...........................................................        (36)       (29)
  Held-to-maturity
     Interest..............................................................         51         51
Income from securities purchased under resale agreements...................         38         38
Other income...............................................................          5          7
                                                                             ---------  ---------
  Total income.............................................................      4,232      4,615
                                                                             ---------  ---------
EXPENSES
 Borrowing expenses--Note D
     Interest..............................................................      3,028      3,352
     Prepayment costs......................................................         13          1
     Amortization of issuance and other borrowing costs....................         44         53
 Interest on securities sold under agreements to repurchase and payable for
  cash collateral received.................................................         26         40
 Administrative expenses--Notes G, H, I and J..............................        343        379
 Provision for loan losses--Note C.........................................         39         31
 Other expenses............................................................          4          4
                                                                             ---------  ---------
   Total expenses..........................................................      3,497      3,860
                                                                             ---------  ---------
OPERATING INCOME...........................................................        735        755
Less contributions to special programs--Note G.............................         60         87
                                                                             ---------  ---------
NET INCOME.................................................................  $     675  $     668
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Notes to Financial Statements are an integral part of these Statements.

                                                    IBRD Financial Statements 7
-------------------------------------------------------------------------------


                            STATEMENT OF CHANGES IN RETAINED EARNINGS
                    FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
                                DECEMBER 31, 1995 (UNAUDITED)
                            EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                            1996       1995
                                                                          ---------  ---------
Retained earnings at beginning of the fiscal year.......................  $  16,099  $  15,502
  Board of Governors-approved transfers to--Note F
    International Development Association...............................       (600)      (250)
    Debt Reduction Facility for IDA-Only Countries .....................       (100)
    Trust Fund for Gaza and West Bank   ................................         --        (90)
    Trust Fund for Bosnia and Herzegovina
 Net income for the period...............................................       675        668
                                                                          ---------  ---------
Retained earnings at end of the period..................................  $  16,174  $  15,730
                                                                          ---------  ---------
                                                                          ---------  ---------


-------------------------------------------------------------------------------------------------
                                      STATEMENT OF CHANGES
                              IN CUMULATIVE TRANSLATION ADJUSTMENT

                    FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
                                 DECEMBER 31, 1995 (UNAUDITED)
                              EXPRESSED IN MILLIONS OF U.S. DOLLARS





Cumulative translation adjustment at beginning of the fiscal year..........  $   1,056  $   3,308
  Translation adjustment for the period....................................       (423)    (1,425)
                                                                             ---------  ---------
Cumulative translation adjustment at end of the period.....................  $     633  $   1,883
                                                                             ---------  ---------
                                                                             ---------  ---------

    The Notes to Financial Statements are an integral part of these Statements.

8 IBRD Financial Statements
-------------------------------------------------------------------------------

                            STATEMENT OF CASH FLOWS
             FOR THE SIX MONTHS ENDED DECEMBER 31, 1996 (UNAUDITED) AND
         DECEMBER 31, 1995 (UNAUDITED) EXPRESSED IN MILLIONS OF U.S. DOLLARS
                           DECEMBER 31, 1995 (UNAUDITED)
                        EXPRESSED IN MILLIONS OF U.S. DOLLARS



                                                                            1996       1995
                                                                          ---------  ---------
Cash flows from lending and investing activities
  Loans
     Disbursements                                                         $(7,451)   $(7,334)
     Principal repayments..............................................      5,534      5,826
     Principal prepayments.............................................        782        740
  Investments: Held-to-maturity
     Purchases.........................................................     (3,889)    (3,325)
     Maturities........................................................      3,907      3,338
                                                                          ---------  ---------
         Net cash used in lending and investing activities.............     (1,117)      (755)
                                                                          ---------  ---------
Cash flows from Board of Governors-approved transfers to International
  Development Association..............................................       (599)      (250)
  Debt Reduction Facility for IDA-Only Countries ......................         --        (86)
  Trust Fund for Gaza and West Bank, Trust Fund for Bosnia and
  Herzegovina, and for Emergency Assistance for Rwanda.................        (81)        (5)
                                                                          ---------  ---------
         Net cash used in Board of Governors-approved transfers........       (680)      (341)
                                                                          ---------  ---------
Cash flows from financing activities
  Medium- and long-term borrowings
    New issues.........................................................      8,123      5,033
    Retirements........................................................     (6,976)    (7,262)
  Net short-term borrowings............................................      1,038        443
  Net currency swaps...................................................       (197)      (317)
  Net capital stock transactions.......................................         44         47
                                                                          ---------  ---------
         Net cash provided by (used in) financing activities...........      2,032     (2,056)
                                                                          ---------  ---------
Cash flows from operating activities
  Net income...........................................................        675        668
  Adjustments to reconcile net income to net cash provided by operating activities
    Depreciation and amortization......................................        218        194
    Provision for loan losses..........................................         39         31
    Changes in other assets and liabilities
      (Increase) decrease in accrued income on loans and investments....       (51)        64
      Increase in miscellaneous assets..................................       (98)        (4)
      Decrease in accrued charges on borrowings.........................       (39)      (119)
      Increase in accounts payable and miscellaneous liabilities........        16         98
                                                                          ---------  ---------
         Net cash provided by operating activities......................       760        932
                                                                          ---------  ---------
Effect of exchange rate changes on unrestricted cash and liquid
  investments...........................................................      (131)    (1,158)
                                                                          ---------  ---------
Net increase (decrease) in unrestricted cash and liquid investments.....       864     (3,378)
Unrestricted cash and liquid investments at beginning of the fiscal
  year..................................................................    14,730     17,072
                                                                          ---------  ---------
Unrestricted cash and liquid investments at end of the period..........  $  15,594  $  13,694
                                                                          ---------  ---------
                                                                          ---------  ---------
















-------------------------------------------------------------------------------

     DECEMBER 31, 1995 (UNAUDITED) EXPRESSED IN MILLIONS OF U.S. DOLLARS

                      STATEMENT OF CASH FLOWS (CONTINUED)

                                                                            1996       1995
                                                                          ---------  ---------
Composed of
  Investments held in trading portfolio................................  $  16,677  $  15,442
  Unrestricted currencies..............................................         34         55
  Net payable for investment securities traded/purchased...............       (474)      (407)
  Net receivable from covered forwards.................................         43         14
  Net payable for securities purchased/sold under resale/repurchase
   agreements and payable for cash collateral received.................       (686)    (1,410)
                                                                          ---------  ---------
                                                                          $  15,594  $  13,694
                                                                          ---------  ---------
                                                                          ---------  ---------
Supplemental disclosure
  Increase (decrease) in ending balances resulting from exchange rate fluctuations
  Loans outstanding                                                        $(2,802)   $(9,162)
  Borrowings............................................................    (1,879)    (8,085)
  Currency swaps.......................................................       (360)      (268)
  Investments: Held-to-maturity........................................        105        (20)

    The Notes to Financial Statements are an integral part of these Statements.

                                                   IBRD Financial Statements 9

SUMMARY STATEMENT OF LOANS
DECEMBER 31, 1996 (UNAUDITED)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                   LOANS       UNDISBURSED                          PERCENTAGE
                                                  APPROVED      BALANCE OF                           OF TOTAL
                                    TOTAL       BUT NOT YET      EFFECTIVE             LOANS           LOANS
BORROWER OR GUARANTOR               LOANS      EFFECTIVE (1)     LOANS (2)           OUTSTANDING     OUTSTANDING
--------------------------------  ----------  ---------------  -------------------  -----------  -----------------
Algeria.........................  $    2,737     $      78          $     720        $   1,939            1.79
Argentina.......................       8,518           751              2,395            5,372            4.95
Armenia.........................          12            --                  2               10            0.01
Bahamas, The....................           9            --                 --                9            0.01
Bangladesh......................          46            --                 --               46            0.04
Barbados........................          37            --                 22               15            0.01
Belarus.........................         163            --                 42              121            0.11
Belize..........................          52            --                 20               32            0.03
Bolivia.........................          61            --                 --               61            0.06
Bosnia and Herzegovina 3........         589            --                 --              589            0.54
Botswana........................          69            --                 --               69            0.06
Brazil..........................       9,369           568              2,925            5,876            5.41
Bulgaria........................         839            24                362              453            0.42
Cameroon........................         548            --                 28              520            0.48
Chile...........................       1,530            --                437            1,093            1.01
China...........................      15,408         1,515              6,277            7,616            7.01
Colombia........................       3,075            --                898            2,177            2.00
Congo...........................          83            --                  1               82            0.08
Costa Rica......................         326            --                 81              245            0.23
Cote d'Ivoire...................       1,317            --                  6            1,311            1.21
Croatia.........................         476           139                142              195            0.18
Cyprus..........................         118            --                 54               64            0.06
Czech Republic..................         549            --                114              435            0.40
Dominica........................           4             1                  3               --              --
Dominican Republic..............         403           140                 19              244            0.22
Ecuador.........................       1,343            32                331              980            0.90
Egypt, Arab Republic of.........       1,379            20                284            1,075            0.99
El Salvador.....................         494           139                 73              282            0.26
Estonia.........................         121            14                 45               62            0.06
Fiji............................          48            --                 15               33            0.03
Gabon...........................         112            --                 20               92            0.08
Ghana...........................          44            --                 --               44            0.04
Grenada.........................           4            --                  4               --              --
Guatemala.......................         241            --                 41              200            0.18
Guyana..........................          27            --                 --               27            0.02
Honduras........................         350            --                  *              350            0.32
Hungary.........................       2,090             8                432            1,650            1.52
India...........................      12,759           196              3,378            9,185            8.46
Indonesia.......................      16,175           527              4,521           11,127           10.25
Iran, Islamic Republic of.......         821            --                419              402            0.37
Iraq............................          49            --                 --               49            0.05
Jamaica.........................         711            28                168              515            0.47
Jordan..........................         998            20                201              777            0.72
Kazakstan.......................         924           116                318              490            0.45
Kenya...........................         312            --                 --              312            0.29
Korea, Republic of..............       2,339            --                521            1,818            1.67
Latvia..........................         204            58                 71               75            0.07
Lebanon.........................         551           188                231              132            0.12
Lesotho.........................          89            --                 32               57            0.05
Liberia.........................         146            --                 --              146            0.13

10 IBRD Financial Statements

DECEMBER 31, 1996 (UNAUDITED)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                   LOANS       UNDISBURSED                          PERCENTAGE
                                                  APPROVED      BALANCE OF                           OF TOTAL
                                    TOTAL       BUT NOT YET      EFFECTIVE             LOANS           LOANS
BORROWER OR GUARANTOR               LOANS       EFFECTIVE (1)    LOANS (2)           OUTSTANDING     OUTSTANDING
--------------------------------  ----------  ---------------  -------------------  -----------  -----------------

Lithuania.......................    $    267    $       --          $     166        $     101            0.09
Macedonia, former Yugoslav
  Republic of...................          92            12                  2               78            0.07
Madagascar......................           7            --                 --                7            0.01
Malawi..........................          42            --                 --               42            0.04
Malaysia........................       1,046            --                153              893            0.82
Mauritania......................           8            --                 --                8            0.01
Mauritius.......................         196            --                 72              124            0.11
Mexico..........................      15,933           617              2,748           12,568           11.57
Moldova.........................         226            20                 64              142            0.13
Morocco.........................       4,806            95                979            3,732            3.44
Nicaragua.......................          44            --                 --               44            0.04
Nigeria.........................       3,234            --                472            2,762            2.54
Oman............................          19            --                 --               19            0.02
Pakistan........................       4,207            --              1,200            3,007            2.77
Panama..........................         336            --                137              199            0.18
Papua New Guinea................         376            --                106              270            0.25
Paraguay........................         387            22                227              138            0.13
Peru............................       2,524            85                806            1,633            1.50
Philippines.....................       6,146           338              1,142            4,666            4.30
Poland..........................       3,262            20              1,067            2,175            2.00
Portugal........................          57            --                  2               55            0.05
Romania.........................       1,974            50                915            1,009            0.93
Russian Federation..............       6,119           629              2,978            2,512            2.31
St. Kitts and Nevis.............           3             2                  *                1               *
St. Lucia.......................          10             2                  4                4               *
St. Vincent and the
  Grenadines....................           3             2                  1                *               *
Senegal.........................          23            --                 --               23            0.02
Seychelles......................           6            --                  2                4               *
Sierra Leone....................           2            --                 --                2               *
Slovak Republic.................         286            --                 36              250            0.23
Slovenia........................         234            48                 31              155            0.14
Sri Lanka.......................          40            --                 --               40            0.04
Sudan...........................           6            --                 --                6            0.01
Swaziland.......................          40            --                 26               14            0.01
Syrian Arab Republic............         382            --                 --              382            0.35
Tanzania........................          56            --                 --               56            0.05
Thailand........................       2,366           214                552            1,600            1.47
Trinidad and Tobago.............         165            --                 87               78            0.07
Tunisia.........................       2,256            37                609            1,610            1.48
Turkey..........................       5,710             5              1,441            4,264            3.93
Turkmenistan....................          25            --                 22                3               *
Ukraine.........................       1,955           406                690              859            0.79
Uruguay.........................         690           125                119              446            0.41
Uzbekistan......................         235             5                 75              155            0.14
Venezuela.......................       2,288            --                880            1,408            1.30
Yugoslavia, Federal Republic of
  (Serbia/ Montenegro) 3........       1,178            --                 --            1,178            1.08
Zaire...........................          87            --                 --               87            0.08

                                                   IBRD Financial Statements 11

DECEMBER 31, 1996 (UNAUDITED)
EXPRESSED IN MILLIONS OF U.S. DOLLARS
-------------------------------------------------------------------------------

                                                   LOANS       UNDISBURSED                          PERCENTAGE
                                                  APPROVED      BALANCE OF                           OF TOTAL
                                    TOTAL       BUT NOT YET      EFFECTIVE             LOANS           LOANS
BORROWER OR GUARANTOR               LOANS       EFFECTIVE (1)    LOANS (2)           OUTSTANDING     OUTSTANDING
--------------------------------  ----------  ---------------  -------------------  -----------  -----------------



Zambia..........................  $      105    $       --        $        --       $      105            0.10
Zimbabwe........................         661            --                148              513            0.47
                                  ----------     ----------        -----------       ----------          ------
Subtotal 5......................     158,788         7,295             43,612          107,881           99.36
Caribbean Development Bank 4....          38            --                 29                9            0.01
International Finance
  Corporation...................         899            --                210              689             0.63
                                  ----------     ----------        -----------       ----------          ------
Total---December 31, 19965......  $  159,725     $   7,295          $  43,851        $ 108,579          100.00
                                  ----------     ----------        -----------       ----------          ------
                                  ----------     ----------        -----------       ----------          ------
Total--June 30, 1996............  $  164,766     $   9,500          $  45,020        $ 110,246
                                  ----------     ----------        -----------       ----------          ------
                                  ----------     ----------        -----------       ----------          ------

------------------------

*   Indicates amount less than $0.5 million or less than 0.005 percent. NOTES

(1) Loans totaling $3,748 million ($5,170 million--June 30, 1996) have been approved by IBRD, but the related agreements have not been signed. Loan agreements totaling $3,547 million ($4,330 million-- June 30, 1996) have been signed, but the loans do not become effective and disbursements thereunder do not start until the borrowers and guarantors, if any, take certain actions and furnish certain documents to IBRD.

(2) Of the undisbursed balance, IBRD has entered into irrevocable commitments to disburse $2,067 million ($2,258 million--June 30, 1996).

(3) See Notes to Financial Statements--Notes A and C.

(4) These loans are for the benefit of The Bahamas, Barbados, Grenada, Guyana, Jamaica, Trinidad and Tobago, and territories of the United Kingdom (Associated States and Dependencies) in the Caribbean Region, who are severally liable as guarantors to the extent of subloans made in their territories.

(5) May differ from the sum of individual figures shown due to rounding.

    The Notes to Financial Statements are an integral part of these Statements.

12 IBRD Financial Statements
-------------------------------------------------------------------------------

                         STATEMENT OF SUBSCRIPTIONS TO
                         CAPITAL STOCK AND VOTING POWER

                         DECEMBER 31, 1996 (UNAUDITED)

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         SUBSCRIPTIONS                                      VOTING POWER
                               ------------------------------------------------------------------   ----------------------------
                                           PERCENTAGE                                                  NUMBER       PERCENTAGE
                                              OF         TOTAL       AMOUNTS    AMOUNTS SUBJECT          OF             OF
           MEMBER                SHARES      TOTAL      AMOUNTS     PAID IN(1)     TO CALL(1)           VOTES          TOTAL
-----------------------------  ----------  ---------  ------------  ----------  -----------------   ---------------  -----------
Afghanistan..................         300       0.02   $     36.2   $     3.6      $     32.6                550          0.04
Albania......................         830       0.05        100.1         3.6            96.5              1,080          0.07
Algeria......................       9,252       0.61      1,116.1        67.1         1,049.0              9,502          0.61
Angola.......................       2,676       0.18        322.8        17.5           305.4              2,926          0.19
Antigua and Barbuda..........         520       0.03         62.7         1.3            61.5                770          0.05
Argentina....................      17,911       1.19      2,160.7       132.2         2,028.4             18,161          1.17
Armenia......................       1,139       0.08        137.4         5.9           131.5              1,389          0.09
Australia....................      24,464       1.62      2,951.2       181.8         2,769.5             24,714          1.59
Austria......................      11,063       0.73      1,334.6        80.7         1,253.9             11,313          0.73
Azerbaijan...................       1,646       0.11        198.6         9.7           188.8              1,896          0.12
Bahamas, The.................       1,071       0.07        129.2         5.4           123.8              1,321          0.08
Bahrain......................       1,103       0.07        133.1         5.7           127.4              1,353          0.09
Bangladesh...................       4,854       0.32        585.6        33.9           551.6              5,104          0.33
Barbados.....................         948       0.06        114.4         4.5           109.9              1,198          0.08
Belarus......................       3,323       0.22        400.9        22.3           378.5              3,573          0.23
Belgium......................      28,983       1.92      3,496.4       215.8         3,280.6             29,233          1.88
Belize.......................         586       0.04         70.7         1.8            68.9                836          0.05
Benin........................         868       0.06        104.7         3.9           100.8              1,118          0.07
Bhutan.......................         479       0.03         57.8         1.0            56.8                729          0.05
Bolivia......................       1,785       0.12        215.3        10.8           204.5              2,035          0.13
Bosnia and Herzegovina.......         549       0.04         66.2         5.8            60.4                799          0.05
Botswana.....................         615       0.04         74.2         2.0            72.2                865          0.06
Brazil.......................      24,946       1.65      3,009.4       185.1         2,824.2             25,196          1.62
Brunei Darussalam............       2,373       0.16        286.3        15.2           271.1              2,623          0.17
Bulgaria.....................       5,215       0.35        629.1        36.5           592.6              5,465          0.35
Burkina Faso.................         868       0.06        104.7         3.9           100.8              1,118          0.07
Burundi......................         716       0.05         86.4         3.0            83.4                966          0.06
Cambodia.....................         214       0.01         25.8         2.6            23.2                464          0.03
Cameroon.....................       1,527       0.10        184.2         9.0           175.2              1,777          0.11
Canada.......................      44,795       2.96      5,403.8       334.9         5,068.9             45,045          2.89
Cape Verde...................         508       0.03         61.3         1.2            60.1                758          0.05
Central African Republic.....         862       0.06        104.0         3.9           100.1              1,112          0.07
Chad.........................         862       0.06        104.0         3.9           100.1              1,112          0.07
Chile........................       6,931       0.46        836.1        49.6           786.6              7,181          0.46
China........................      44,799       2.96      5,404.3       335.0         5,069.3             45,049          2.90
Colombia.....................       6,352       0.42        766.3        45.2           721.1              6,602          0.42
Comoros......................         282       0.02         34.0         0.3            33.7                532          0.03
Congo........................         927       0.06        111.8         4.3           107.5              1,177          0.08
Costa Rica...................         233       0.02         28.1         1.9            26.2                483          0.03
Cote d'Ivoire................       2,516       0.17        303.5        16.4           287.1              2,766          0.18
Croatia......................       2,293       0.15        276.6        17.3           259.3              2,543          0.16
Cyprus.......................       1,461       0.10        176.2         8.4           167.9              1,711          0.11
Czech Republic...............       6,308       0.42        761.0        45.9           715.0              6,558          0.42
Denmark......................      10,251       0.68      1,236.6        74.6         1,162.0             10,501          0.67
Djibouti.....................         559       0.04         67.4         1.6            65.9                809          0.05
Dominica.....................         504       0.03         60.8         1.1            59.7                754          0.05
Dominican Republic...........       2,092       0.14        252.4        13.1           239.3              2,342          0.15
Ecuador......................       2,771       0.18        334.3        18.2           316.1              3,021          0.19
Egypt, Arab Republic of......       7,108       0.47        857.5        50.9           806.6              7,358          0.47
El Salvador..................         141       0.01         17.0         1.7            15.3                391          0.03


                                                   IBRD Financial Statements 13
-------------------------------------------------------------------------------

                         STATEMENT OF SUBSCRIPTIONS TO
                   CAPITAL STOCK AND VOTING POWER (CONTINUED)

                         DECEMBER 31, 1996 (UNAUDITED)

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         SUBSCRIPTIONS                                      VOTING POWER
                               ------------------------------------------------------------------   ----------------------------
                                           PERCENTAGE                                                  NUMBER       PERCENTAGE
                                              OF         TOTAL       AMOUNTS    AMOUNTS SUBJECT          OF             OF
           MEMBER                SHARES      TOTAL      AMOUNTS     PAID IN(1)     TO CALL(1)           VOTES          TOTAL
-----------------------------  ----------  ---------  ------------  ----------  ------------------  --------------  -----------
Equatorial Guinea............         715       0.05   $     86.3   $     2.7      $     83.5                965          0.06
Eritrea......................         593       0.04         71.5         1.8            69.7                843          0.05
Estonia......................         923       0.06        111.3         4.3           107.1              1,173          0.08
Ethiopia.....................         978       0.06        118.0         4.7           113.3              1,228          0.08
Fiji.........................         987       0.07        119.1         4.8           114.3              1,237          0.08
Finland......................       8,560       0.57      1,032.6        61.9           970.8              8,810          0.57
France.......................      69,397       4.59      8,371.7       520.4         7,851.3             69,647          4.48
Gabon........................         987       0.07        119.1         5.1           113.9              1,237          0.08
Gambia, The..................         543       0.04         65.5         1.5            64.0                793          0.05
Georgia......................       1,584       0.10        191.1         9.3           181.8              1,834          0.12
Germany......................      72,399       4.79      8,733.9       542.9         8,190.9             72,649          4.67
Ghana........................       1,525       0.10        184.0        12.7           171.2              1,775          0.11
Greece.......................       1,684       0.11        203.1        14.1           189.1              1,934          0.12
Grenada......................         531       0.04         64.1         1.4            62.7                781          0.05
Guatemala....................       2,001       0.13        241.4        12.4           229.0              2,251          0.14
Guinea.......................         725       0.05         87.5         5.0            82.4                975          0.06
Guinea-Bissau................         540       0.04         65.1         1.4            63.7                790          0.05
Guyana.......................       1,058       0.07        127.6         5.3           122.3              1,308          0.08
Haiti........................       1,067       0.07        128.7         5.4           123.3              1,317          0.08
Honduras.....................         641       0.04         77.3         2.3            75.0                891          0.06
Hungary......................       8,050       0.53        971.1        58.0           913.1              8,300          0.53
Iceland......................       1,258       0.08        151.8         6.8           144.9              1,508          0.10
India........................      44,795       2.96      5,403.8       333.7         5,070.1             45,045          2.89
Indonesia....................      14,981       0.99      1,807.2       110.3         1,697.0             15,231          0.98
Iran, Islamic Republic of....      23,686       1.57      2,857.4       175.8         2,681.5             23,936          1.54
Iraq.........................       2,808       0.19        338.7        27.1           311.6              3,058          0.20
Ireland......................       5,271       0.35        635.9        37.1           598.8              5,521          0.35
Israel.......................       4,750       0.31        573.0        33.2           539.8              5,000          0.32
Italy........................      44,795       2.96      5,403.8       334.8         5,069.0             45,045          2.89
Jamaica......................       2,578       0.17        311.0        16.8           294.2              2,828          0.18
Japan........................      93,770       6.21     11,311.9       703.5        10,608.5             94,020          6.04
Jordan.......................       1,388       0.09        167.4         7.8           159.6              1,638          0.11
Kazakstan....................       2,985       0.20        360.1        19.8           340.3              3,235          0.21
Kenya........................       2,461       0.16        296.9        15.9           281.0              2,711          0.17
Kiribati.....................         465       0.03         56.1         0.9            55.2                715          0.05
Korea, Republic of...........       9,372       0.62      1,130.6        67.9         1,062.7              9,622          0.62
Kuwait.......................      13,280       0.88      1,602.0        97.4         1,504.6             13,530          0.87
Kyrgyz Republic..............       1,107       0.07        133.5         5.7           127.9              1,357          0.09
Lao People's Democratic
  Republic...................         178       0.01         21.5         1.5            20.0                428          0.03
Latvia.......................       1,384       0.09        167.0         7.8           159.2              1,634          0.11
Lebanon......................         340       0.02         41.0         1.1            39.9                590          0.04
Lesotho......................         663       0.04         80.0         2.3            77.6                913          0.06
Liberia......................         463       0.03         55.9         2.6            53.3                713          0.05
Libya........................       7,840       0.52        945.8        57.0           888.8              8,090          0.52
Lithuania....................       1,507       0.10        181.8         8.7           173.1              1,757          0.11
Luxembourg...................       1,652       0.11        199.3         9.8           189.5              1,902          0.12
Macedonia, former Yugoslav
  Republic of................         427       0.03         51.5         3.2            48.3                677          0.04
Madagascar...................       1,422       0.09        171.5         8.1           163.5              1,672          0.11
Malawi.......................       1,094       0.07        132.0         5.6           126.4              1,344          0.09
Malaysia.....................       8,244       0.55        994.5        59.5           935.0              8,494          0.55


14 IBRD Financial Statements
-------------------------------------------------------------------------------

                         STATEMENT OF SUBSCRIPTIONS TO
                   CAPITAL STOCK AND VOTING POWER (CONTINUED)

                         DECEMBER 31, 1996 (UNAUDITED)

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         SUBSCRIPTIONS                                      VOTING POWER
                               ------------------------------------------------------------------   ----------------------------
                                           PERCENTAGE                                                  NUMBER       PERCENTAGE
                                              OF         TOTAL       AMOUNTS    AMOUNTS SUBJECT          OF             OF
           MEMBER                SHARES      TOTAL      AMOUNTS     PAID IN(1)    TO CALL(1)           VOTES          TOTAL
-----------------------------  ----------  ---------  ------------  ----------  -----------------   ---------------  -----------

Maldives.....................         469       0.03   $     56.6   $     0.9      $     55.7                719          0.05
Mali.........................       1,162       0.08        140.2         6.1           134.1              1,412          0.09
Malta........................       1,074       0.07        129.6         5.4           124.1              1,324          0.09
Marshall Islands.............         469       0.03         56.6         0.9            55.7                719          0.05
Mauritania...................         900       0.06        108.6         4.1           104.4              1,150          0.07
Mauritius....................       1,242       0.08        149.8         6.7           143.1              1,492          0.10
Mexico.......................      18,804       1.24      2,268.4       139.0         2,129.4             19,054          1.22
Micronesia, Federated States
  of.........................         479       0.03         57.8         1.0            56.8                729          0.05
Moldova......................       1,368       0.09        165.0         7.6           157.4              1,618          0.10
Mongolia.....................         466       0.03         56.2         2.3            53.9                716          0.05
Morocco......................       4,973       0.33        599.9        34.8           565.1              5,223          0.34
Mozambique...................         930       0.06        112.2         4.8           107.4              1,180          0.08
Myanmar......................       2,484       0.16        299.7        16.1           283.6              2,734          0.18
Namibia......................       1,523       0.10        183.7         8.8           174.9              1,773          0.11
Nepal........................         968       0.06        116.8         4.6           112.1              1,218          0.08
Netherlands..................      35,503       2.35      4,282.9       264.8         4,018.1             35,753          2.30
New Zealand..................       7,236       0.48        872.9        51.9           821.0              7,486          0.48
Nicaragua....................         608       0.04         73.3         2.1            71.3                858          0.06
Niger........................         852       0.06        102.8         3.8            99.0              1,102          0.07
Nigeria......................      12,655       0.84      1,526.6        92.7         1,433.9             12,905          0.83
Norway.......................       9,982       0.66      1,204.2        72.6         1,131.6             10,232          0.66
Oman.........................       1,561       0.10        188.3         9.1           179.2              1,811          0.12
Pakistan.....................       9,339       0.62      1,126.6        67.8         1,058.9              9,589          0.62
Panama.......................         385       0.03         46.4         3.2            43.2                635          0.04
Papua New Guinea.............         726       0.05         87.6         5.0            82.5                976          0.06
Paraguay.....................       1,229       0.08        148.3         6.6           141.6              1,479          0.10
Peru.........................       5,331       0.35        643.1        37.5           605.6              5,581          0.36
Philippines..................       6,844       0.45        825.6        48.9           776.7              7,094          0.46
Poland.......................      10,908       0.72      1,315.9        79.6         1,236.3             11,158          0.72
Portugal.....................       5,460       0.36        658.7        38.5           620.2              5,710          0.37
Qatar........................       1,096       0.07        132.2         9.0           123.3              1,346          0.09
Romania......................       4,011       0.27        483.9        30.5           453.4              4,261          0.27
Russian Federation...........      44,795       2.96      5,403.8       333.9         5,070.0             45,045          2.89
Rwanda.......................       1,046       0.07        126.2         5.2           120.9              1,296          0.08
St. Kitts and Nevis..........         275       0.02         33.2         0.3            32.9                525          0.03
St. Lucia....................         552       0.04         66.6         1.5            65.1                802          0.05
St. Vincent and the
  Grenadines.................         278       0.02         33.5         0.3            33.2                528          0.03
Sao Tome and Principe........         495       0.03         59.7         1.1            58.6                745          0.05
Saudi Arabia.................      44,795       2.96      5,403.8       335.0         5,068.9             45,045          2.89
Senegal......................       2,072       0.14        250.0        13.0           237.0              2,322          0.15
Seychelles...................         263       0.02         31.7         0.2            31.6                513          0.03
Sierra Leone.................         718       0.05         86.6         3.0            83.6                968          0.06
Singapore....................         320       0.02         38.6         3.9            34.7                570          0.04
Slovak Republic..............       3,216       0.21        388.0        23.0           365.0              3,466          0.22
Slovenia.....................       1,261       0.08        152.1         9.5           142.6              1,511          0.10
Solomon Islands..............         513       0.03         61.9         1.2            60.7                763          0.05
Somalia......................         552       0.04         66.6         3.3            63.3                802          0.05
South Africa.................      13,462       0.89      1,624.0        98.8         1,525.2             13,712          0.88
Spain........................      23,686       1.57      2,857.4       175.6         2,681.7             23,936          1.54
Sri Lanka....................       3,817       0.25        460.5        26.1           434.3              4,067          0.26

                                                   IBRD Financial Statements 15
-------------------------------------------------------------------------------

                         STATEMENT OF SUBSCRIPTIONS TO
                   CAPITAL STOCK AND VOTING POWER (CONTINUED)

                         DECEMBER 31, 1996 (UNAUDITED)

                     EXPRESSED IN MILLIONS OF U.S. DOLLARS

                                                         SUBSCRIPTIONS                                      VOTING POWER
                               ------------------------------------------------------------------   ----------------------------
                                           PERCENTAGE                                                  NUMBER       PERCENTAGE
                                              OF         TOTAL       AMOUNTS    AMOUNTS SUBJECT          OF             OF
           MEMBER                SHARES      TOTAL      AMOUNTS     PAID IN(1)       TO CALL(1)         VOTES          TOTAL
-----------------------------  ----------  ---------  ------------  ----------  ------------------  ---------------  -----------

Sudan........................         850       0.06   $    102.5   $     7.2      $     95.3              1,100          0.07
Suriname.....................         412       0.03         49.7         2.0            47.7                662          0.04
Swaziland....................         440       0.03         53.1         2.0            51.1                690          0.04
Sweden.......................      14,974       0.99      1,806.4       110.2         1,696.2             15,224          0.98
Switzerland..................      26,606       1.76      3,209.6       197.2         3,012.4             26,856          1.73
Syrian Arab Republic.........       2,202       0.15        265.6        14.0           251.7              2,452          0.16
Tajikistan...................       1,060       0.07        127.9         5.3           122.5              1,310          0.08
Tanzania.....................       1,295       0.09        156.2        10.0           146.2              1,545          0.10
Thailand.....................       6,349       0.42        765.9        45.2           720.7              6,599          0.42
Togo.........................       1,105       0.07        133.3         5.7           127.6              1,355          0.09
Tonga........................         494       0.03         59.6         1.1            58.5                744          0.05
Trinidad and Tobago..........       2,664       0.18        321.4        17.6           303.7              2,914          0.19
Tunisia......................         719       0.05         86.7         5.7            81.1                969          0.06
Turkey.......................       7,379       0.49        890.2        52.9           837.2              7,629          0.49
Turkmenistan.................         526       0.03         63.5         2.9            60.5                776          0.05
Uganda.......................         617       0.04         74.4         4.4            70.1                867          0.06
Ukraine......................      10,908       0.72      1,315.9        79.3         1,236.6             11,158          0.72
United Arab Emirates.........       2,385       0.16        287.7        22.6           265.1              2,635          0.17
United Kingdom...............      69,397       4.59      8,371.7       539.5         7,832.2             69,647          4.48
United States................     264,969      17.54     31,964.5     1,998.4        29,966.2            265,219         17.04
Uruguay......................       2,812       0.19        339.2        18.6           320.7              3,062          0.20
Uzbekistan...................       2,493       0.16        300.7        16.1           284.7              2,743          0.18
Vanuatu......................         586       0.04         70.7         1.8            68.9                836          0.05
Venezuela....................      20,361       1.35      2,456.2       150.8         2,305.5             20,611          1.32
Vietnam......................         968       0.06        116.8         8.1           108.7              1,218          0.08
Western Samoa................         531       0.04         64.1         1.4            62.7                781          0.05
Yemen, Republic of...........       2,212       0.15        266.8        14.0           252.8              2,462          0.16
Zaire........................       2,643       0.17        318.8        25.4           293.5              2,893          0.19
Zambia.......................       2,810       0.19        339.0        20.0           319.0              3,060          0.20
Zimbabwe.....................       3,325       0.22        401.1        22.4           378.7              3,575          0.23
                               ----------  ---------  ------------  ---------        --------      ---------------  -----------
Total--December 31,
  1996(2)....................   1,511,076     100.00   $  182,289   $  11,044      $  171,245          1,556,076        100.00
                               ----------  ---------  ------------  ---------        --------      ---------------  -----------
                               ----------  ---------  ------------  ---------        --------      ---------------  -----------
Total--June 30, 1996.........   1,497,325     100.00   $  180,630   $  10,994      $  169,636          1,542,325
                               ----------  ---------  ------------  ---------        --------      ---------------  -----------
                               ----------  ---------  ------------  ---------        --------      ---------------  -----------


NOTES

(1) See Notes to Financial Statements--Note A.

(2) May differ from the sum of individual figures shown due to rounding.



    The Notes to Financial Statements are an integral part of these Statements.

16 IBRD Financial Statements
-------------------------------------------------------------------------------

_______________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS
_______________________________________________________________________________
PURPOSE AND AFFILIATED ORGANIZATIONS

The International Bank for Reconstruction and Development (IBRD) is an international organization which commenced business in 1946. The principal purpose of IBRD is to promote economic development in its member countries, primarily by providing loans and related technical assistance for specific projects and for programs of economic reform in developing member countries. The activities of IBRD are complemented by those of three affiliated organizations, the International Development Association (IDA), the International Finance Corporation (IFC), and the Multilateral Investment Guarantee Agency (MIGA). Each of these organizations is legally and financially independent from IBRD, with separate assets and liabilities, and IBRD is not liable for their respective obligations. IDA's purpose is to promote economic development in the less developed areas of the world included in IDA's membership by providing financing on concessionary terms. IFC's purpose is to encourage the growth of productive private enterprises in its member countries through loans and equity investments in such enterprises without a member's guarantee. MIGA was established to encourage the flow of investments for productive purposes among member countries and, in particular, to developing member countries by providing guarantees against noncommercial risks for foreign investment in its developing member countries.

SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

IBRD's financial statements are prepared in conformity with the accounting principles generally accepted in the United States and with International Accounting Standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Significant judgments have been used in the computation of estimated and fair values of loans and borrowings, the adequacy of the Accumulated Provision for Loan Losses, and the present value of obligations under the Staff Retirement and Retired Staff Benefits Plans.

During the first quarter of fiscal year 1997, IBRD adopted prospectively the Statement of Financial Accounting Standards No. 121, entitled Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of , which prescribes that long-lived assets and certain intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This accounting standard does not apply to financial instruments. The adoption of this standard had no impact on IBRD's financial statements.

Certain reclassifications of the prior year's information have been made to conform to the current period's presentation.

Translation of Currencies: IBRD's financial statements are expressed in terms of U.S. dollars solely for the purpose of summarizing IBRD's financial position and the results of its operations for the convenience of its members and other interested parties.

IBRD is an international organization which conducts its business in the currencies of all of its members. IBRD's resources are derived from its capital, borrowings, and accumulated earnings in those various currencies. IBRD has a number of general policies aimed at minimizing exchange-rate risk in a multicurrency environment. IBRD matches its borrowing obligations in any one currency (after swaps) with assets in the same currency, as prescribed by its Articles of Agreement, primarily by holding or lending the proceeds of its borrowings (after swaps) in the same currencies in which they are borrowed. In addition, IBRD periodically undertakes currency conversions to more closely match the currencies underlying its Retained Earnings with those of the outstanding loans.

                                                   IBRD Financial Statements 17
-------------------------------------------------------------------------------

________________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
________________________________________________________________________________

Assets and liabilities are translated at market exchange rates at the end of the period. Income and expenses are translated at the market exchange rates on the dates on which they are recognized or at average market exchange rates in effect during each month. Translation adjustments are charged or credited to Equity.

Valuation of Capital Stock: In the Articles of Agreement, the capital stock of IBRD is expressed in terms of U.S. dollars of the weight and fineness in effect on July 1, 1944 (1944 dollars). Following the abolition of gold as a common denominator of the monetary system and the repeal of the provision of the U.S. law defining the par value of the U.S. dollar in terms of gold, the pre-existing basis for translating 1944 dollars into current dollars or into any other currency disappeared. The Executive Directors of IBRD have decided, until such time as the relevant provisions of the Articles of Agreement are amended, that the words U.S. dollars of the weight and fineness in effect on July 1, 1944 in Article II, Section 2(a) of the Articles of Agreement of IBRD are interpreted to mean the Special Drawing Right (SDR) introduced by the International Monetary Fund, as the SDR was valued in terms of U.S. dollars immediately before the introduction of the basket method of valuing the SDR on July 1, 1974, such value being $1.20635 for one SDR.

Retained Earnings: Retained Earnings consists of allocated amounts (Special Reserve, General Reserve, and Surplus) and unallocated Net Income.

The Special Reserve consists of loan commissions set aside pursuant to
Article IV, Section 6 of the Articles of Agreement, which are to be held in liquid assets. These assets may be used only for the purpose of meeting liabilities of IBRD on its borrowings and guarantees in the event of defaults on loans made, participated in, or guaranteed by IBRD. The Special Reserve assets are included under Investments held in the Trading portfolio, comprising obligations of the United States Government, its agencies, and other official entities. The allocation of such commissions to the Special Reserve was discontinued in 1964 with respect to subsequent loans and no further additions are being made to it.

The General Reserve consists of earnings from prior fiscal years which, in the judgment of the Executive Directors, should be retained in IBRD's business.

Surplus consists of earnings from prior fiscal years which are retained by IBRD until a further decision is made on their disposition or the conditions of transfer for specified uses have been met.

Unallocated Net Income consists of earnings in the current fiscal year. Commencing in 1950, a portion or all of the unallocated Net Income has been allocated to the General Reserve. The Board of Governors, consisting of one Governor appointed by each member, periodically approves transfers out of unallocated Net Income and Surplus, components of Retained Earnings, after an assessment by the Executive Directors of IBRD's reserve needs, to various entities for development purposes consistent with IBRD's Articles of Agreement.

Loans: All of IBRD's loans are made to or guaranteed by members, except loans to IFC. The majority of IBRD's loans have repayment obligations in various currencies determined on the basis of a currency pooling system, which is designed to equalize exchange-rate risks among borrowers. IBRD also offers single currency loans. Except for certain loans which were converted to the currency pooling system, loans negotiated prior to July 1980 and all single currency loans are repayable in the currencies disbursed.

Incremental direct costs associated with originating loans are expensed as incurred as such amounts are considered immaterial.

IBRD's policy is to not reschedule interest or principal payments on its loans or participate in debt rescheduling agreements with respect to its loans. In exceptional cases, however, such as when implementation of a financed project has been delayed, the loan amortization schedule may be modified to avoid substantial repayments prior to project completion. In addition, in the special case of Bosnia and Herzegovina, IBRD has refinanced/rescheduled, through three new IBRD consolidation loans, certain loans made to the former Socialist Federal Republic of Yugoslavia (SFRY) for which Bosnia and Herzegovina has accepted liability. IBRD's special treatment in this case was based on the following criteria: the country (i) has emerged from

18 IBRD Financial Statements
-------------------------------------------------------------------------------

________________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
________________________________________________________________________________

a current or former member of IBRD, (ii) is assuming responsibility for a share of the debt of that member, (iii) has limited creditworthiness for servicing the debt that it assumes, because of a major armed conflict in its territory involving extensive destruction of physical assets, and (iv) can improve significantly its repayment capacity through refinancing/rescheduling, if appropriate supporting measures are taken. At the balance sheet dates no other country met these criteria.

It is the policy of IBRD to place in nonaccrual status all loans made to or guaranteed by a member of IBRD if principal, interest, or other charges with respect to any such loan are overdue by more than six months, unless IBRD management determines that the overdue amount will be collected in the immediate future. In addition, if development credits made by IDA to a member government are placed in nonaccrual status, all loans to that member government will also be placed in nonaccrual status by IBRD. On the date a member's loans are placed in nonaccrual status, unpaid interest and other charges accrued on loans outstanding to the member are deducted from the income of the current period. Interest and other charges on nonaccruing loans are included in income only to the extent that payments have actually been received by IBRD. If collectibility risk is considered to be particularly high at the time of arrears clearance or if IBRD refinances/reschedules nonaccruing loans to a member so that no debt-service payments remain overdue, its loans may not automatically emerge from nonaccrual status, even though its eligibility for new loans may have been restored. The previously overdue interest and other charges are not recognized as income in the period the refinancing/rescheduling occurs. After a suitable period of payment performance has passed from the time of arrears clearance, a decision on the restoration of accrual status is made on a case-by-case basis.

IBRD determines the Accumulated Provision for Loan Losses based on an assessment of collectibility risk in the total loan portfolio, including loans in nonaccrual status. The accumulated provision is periodically adjusted based on a review of the prevailing circumstances and would be used to meet actual losses on loans. Adjustments to the accumulated provision are recorded as a charge or credit to income. In the context of determining the adequacy of the Accumulated Provision for Loan Losses, IBRD considers the present value of expected cash flows relative to the contractual cash flows for loans in making the required assessment.

Investments: In fiscal year 1995 IBRD began holding certain securities to maturity to align the investment portfolio with the debt funding these investments in specific currencies. Remaining investment securities are held in a Trading portfolio and classified as an element of liquidity in the Statement of Cash Flows due to their nature and IBRD's policies governing the level and use of such investments.

IBRD carries its investment securities and related financial instruments classified as its Trading portfolio at market value and investment securities in the Held-to-maturity portfolio at amortized cost. From time to time, IBRD enters into forward contracts for the sale or purchase of investment securities; these transactions are recorded at the time of commitment.

Borrowings: To ensure funds are available for lending and liquidity purposes, IBRD borrows in the worldwide capital markets offering its securities to private and governmental buyers. IBRD issues short-term and medium- and long-term debt instruments denominated in various currencies with both fixed and adjustable interest rates. Borrowings are carried on the balance sheet at their par value (face value) adjusted for any unamortized premiums or discounts. Issuance costs associated with a bond offering are deferred and amortized over the period during which the related indebtedness is outstanding. The unamortized balance of the issuance costs is included in Other Assets on the balance sheet, and the issuance costs amortization is presented as a separate element under Borrowing Expenses on the income statement. Amortization of discounts and premiums is included in interest under Borrowing Expenses on the income statement.

In connection with its borrowing and liability management operations, IBRD also undertakes a substantial volume of currency and interest rate swap transactions. Currency swap payables and receivables are recorded on a historical cost basis and are separate items on the balance sheet. The notional principal on interest rate swaps is treated as an off-balance sheet item. Income and expenses from swaps are included in Interest under Borrowing Expenses on the income statement. Gains and losses on termination of swaps that are designated and performing as hedges, where the hedged borrowings remain in place, are deferred and amortized as adjustments to interest expense.

                                                   IBRD Financial Statements 19
-------------------------------------------------------------------------------

________________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
________________________________________________________________________________

Fair Value Disclosures: Financial instruments for which market quotations are available have been valued at the prevailing market value. Financial instruments for which market quotations are not readily available have been valued using methodologies and assumptions that necessarily require the use of subjective judgments. Accordingly, the actual value at which such financial instruments could be exchanged in a current transaction or whether they are actually exchangeable is not determinable.

NOTE A--CAPITAL STOCK, RESTRICTED CURRENCIES, MAINTENANCE OF VALUE AND
MEMBERSHIP

Capital Stock: At December 31, 1996, IBRD's capital comprised 1,558,478 (1,558,478--June 30, 1996) authorized shares, of which 1,511,076
(1,497,325--June 30, 1996) shares had been subscribed. Each share has a par value of 0.1 million 1974 SDRs, valued at the rate of $1.20635 per 1974 SDR. Of the subscribed capital, $11,044 million ($10,994 million--June 30, 1996) has been paid in, and the remaining $171,245 million ($169,636 million--June 30, 1996) is subject to call only when required to meet the obligations of IBRD created by borrowing or guaranteeing loans. As to $145,831 million ($144,504 million--June 30, 1996) the restriction on calls is imposed by the Articles of Agreement and as to $25,414 million ($25,132 million--June 30, 1996) by resolutions of the Board of Governors.

Restricted Currencies: The portion of capital subscriptions paid in to IBRD is divided into two parts: (1) $1,105 million ($1,100 million--June 30, 1996) initially paid in gold or U.S. dollars and (2) $9,939 million ($9,894 million--June 30, 1996) paid in cash or noninterest-bearing demand obligations denominated either in the currencies of the respective members or in U.S. dollars. The amounts mentioned in (1) above, and (i) $777 million ($777 million--June 30, 1996) which were repurchased by members with U.S. dollars, and
(ii) $423 million ($419 million--June 30, 1996) which were the proceeds from encashments of U.S. dollar-denominated notes which are included in the amounts mentioned in (2) above, are freely usable by IBRD in any of its operations. The portion of the amounts paid in U.S. dollar-denominated notes are encashed by IBRD in accordance with the schedules agreed between the members and IBRD. The remaining amounts paid in the currencies of the members, referred to as restricted currencies, are usable by IBRD in its lending operations only with the consent of the respective members, and for administrative expenses. The equivalent of $5,461 million ($5,522 million--June 30, 1996) has been used for lending purposes, with such consent.

Maintenance of Value: Article II, Section 9 of the Articles of Agreement provides for maintenance of the value, at the time of subscription, of such restricted currencies, requiring (1) the member to make additional payments to IBRD in the event that the par value of its currency is reduced or the foreign exchange value of its currency has, in the opinion of IBRD, depreciated to a significant extent in its territories and (2) IBRD to reimburse the member in the event that the par value of its currency is increased.

Since currencies no longer have par values, maintenance of value amounts are determined by measuring the foreign exchange value of a member's currency against the standard of value of IBRD capital based on the 1974 SDR. Members are required to make payments to IBRD if their currencies depreciate significantly relative to the standard of value. Furthermore, the Executive Directors have adopted a policy of reimbursing members whose currencies appreciate significantly in terms of the standard of value.

The net maintenance of value amounts relating to restricted currencies out on loan are included in Deferred Amounts to Maintain Value of Currency Holdings and shown as a component of Equity since maintenance of value becomes effective only as such currencies are repaid to IBRD.

Membership: In February 1993 IBRD's Executive Directors decided that the
SFRY had ceased to be a member of IBRD and that the Republic of Bosnia and Herzegovina (now called Bosnia and Herzegovina), the Republic of Croatia, the former Yugoslav Republic of Macedonia, the Republic of Slovenia and the Federal Republic of Yugoslavia (Serbia and Montenegro) (FRY) are authorized to succeed to the SFRY's membership when certain requirements are met, including entering into a final agreement with IBRD on IBRD's loans made to or guaranteed by the SFRY which the particular successor Republic would

20 IBRD Financial Statements
-------------------------------------------------------------------------------

________________________________________________________________________________
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
________________________________________________________________________________

assume. Four of the five successor Republics--Bosnia and Herzegovina, the Republic of Croatia, the Republic of Slovenia and the former Yugoslav Republic of Macedonia--have become members of IBRD. The paid-in portion of the SFRY's subscribed capital allocated to the FRY is included under Payments on Account of Pending Subscriptions until the requirements of succession are met.

NOTE B--INVESTMENTS

As part of its overall portfolio management strategy, IBRD invests in government and agency obligations, time deposits and related financial instruments with off-balance sheet risk including futures, forward contracts, covered forward contracts, options, and short sales.

Government and Agency Obligations: These obligations include marketable bonds, notes and other obligations. Obligations issued or unconditionally guaranteed by governments of countries require a minimum credit rating of AA, if denominated in a currency other than the home currency of the issuer, otherwise no rating is required. Obligations issued by an agency or instrumentality of a government of a country, a multilateral organization or any other official entity require a credit rating of AAA.

Time Deposits: Time deposits include certificates of deposit, bankers' acceptances, and other obligations issued or unconditionally guaranteed by banks and other financial institutions.

Futures and Forwards: Futures and forward contracts are contracts for delayed delivery of securities or money market instruments in which the seller agrees to make delivery at a specified future date of a specified instrument, at a specified price or yield. Futures contracts are traded on regulated United States and international exchanges. IBRD generally closes out most open positions in futures contracts prior to maturity. Therefore, cash receipts or payments are mostly limited to the change in market value of the futures contracts. Futures contracts generally entail daily settlement of the net cash margin.

Options: Options are contracts that allow the holder of the option to purchase or sell a financial instrument at a specified price within a specified period of time from or to the seller of the option. The purchaser of an option pays a premium at the outset to the seller of the option, who then bears the risk of an unfavorable change in the price of the financial instrument underlying the option. IBRD only invests in exchange-traded options. The initial price of an option contract is equal to the premium paid by the purchaser and is significantly less than the contract or notional amount. IBRD does not write uncovered option contracts.

Repurchase and Resale Agreements and Securities Loans: Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. The reverse of this transaction is called a resale agreement. Securities loans are contracts under which securities are lent up to a future specified date at a fixed price.

Short Sales: Short sales are sales of securities not held in IBRD's portfolio at the time of the sale. IBRD must purchase the security at a later date and bears the risk that the market value of the security will move adversely between the time of the sale and the time the security must be delivered.

Covered Forwards: Covered forwards are agreements in which cash in one currency is converted into a different currency and, simultaneously, a forward exchange agreement is executed providing for a future exchange of the two currencies in order to recover the currency converted.

                                                   IBRD Financial Statements 21
-------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS

Trading Portfolio: A summary of IBRD's position in trading instruments at December 31, 1996 and June 30, 1996 is as follows:

    In millions of U.S. dollars equivalent

                                   DEUTSCHE MARK             JAPANESE YEN          U.S. DOLLARS           OTHER  CURRENCIES
                              ------------------------    -----------------     ----------------         --------------------
                                 DEC.          JUN.        DEC.      JUN.        DEC.        JUN.          DEC.         JUN.
                                 1996          1996        1996      1996        1996        1996          1996         1996
                               -------        -------     ------    -------     ------      -----        -------       ------
Trading:
Government and agency
  obligations:
Carrying value...........         191          524         114       1,119       2,862       3,536          172          238
Average balance during
  fiscal year to date....         429          879         503       2,738       2,496       3,473          234          257
Net gains (losses) for
  the fiscal year to date         (*)           19         (*)         (45)          7         (41)          10            7
Average yield (%)........        3.09         4.60        1.84        1.35        5.62        5.03         5.12         4.82
Average maturity (years).        2.27         5.10        0.71        2.94        4.15        3.80         2.98         8.40
Time deposits:
Carrying value...........         894        1,041       2,148       1,775       9,002       5,822        1,293          942
Average balance during
  fiscal year to date....         792          411       2,360       1,562       6,660       3,793        1,059        1,035
Net gains (losses) for
  the fiscal year to date          --           --          --          --          --          --           --            (*)
Average yield (%)........        3.79         3.38        0.49        0.50        6.26        5.52         3.96         3.96
Average maturity (years).        0.05         0.02        0.09        0.07        0.04        0.01         0.08         0.02
Futures and forwards:
Carrying value .........            *            1           1            3         --          --            *            1
Average balance during
  fiscal year to date....           1            1           2            3         --          --            *             *
Net gains (losses) for
  the fiscal year to date...        *           (2)          1           (3)         (6)         15           *            (*)
Options:
Carrying value                      --          --           *            *           *          (*)          *             *
Average balance during
  fiscal year to date               --          --           *            *           *           *            *             *

                                         ALL  CURRENCIES
                                   ------------------------
                                    DEC. 1996    JUN. 1996
                                   -----------  -----------
Trading:
Government and agency
  obligations:
Carrying value.................       3,339        5,417
Average balance during
  fiscal year to date..........       3,662        7,347
Net gains (losses) for
  the fiscal year to date......          17          (60)
Average yield (%)..............        5.01         4.12
Average maturity (years).......        3.59         3.87
Time deposits:
Carrying value.................      13,337        9,580
Average balance during
  fiscal year to date..........      10,871        6,801
Net gains (losses) for
  the fiscal year to date......         --           (*)
Average yield (%)..............        4.94         4.21
Average maturity (years).......        0.06         0.03
Futures and forwards:
Carrying value.................           1            4
Average balance during
  fiscal year to date..........           3            4
Net gains (losses) for
  the fiscal year to date......          (4)          10
Options:
Carrying value.................           *            *
Average balance during
  fiscal year to date..........           *            *

22 IBRD Financial Statements
-------------------------------------------------------------------------------

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

Trading Portfolio (continued)
In millions of U.S. dollars equivalent

                                   DEUTSCHE MARK               JAPANESE YEN            U.S. DOLLARS        OTHER  CURRENCIES
                              ------------------------  ----------------------  ----------------------    -------------------
                                 DEC.          JUN.        DEC.      JUN.           DEC.       JUN.          DEC.         JUN.
                                 1996          1996        1996      1996           1996       1996          1996         1996
                               -------        -------     ------    -------        ------     -----         -------       ------
Net gains (losses) for
  the fiscal year to date...        (*)           (*)        (*)        (*)         (*)        (*)             (*)         (2)
Total Trading
  Investments***
Carrying value...........       1,085          1,566       2,263       2,897      11,864       9,358        1,465        1,180
Average balance during
  fiscal year to date....       1,222           1,291      2,865       4,303       9,157       7,266        1,292        1,292
Net gains (losses) for
  the fiscal year to date...         *             17          1         (48)          1         (28)          10            7
Repurchase agreements and
  Securities loans:
Carrying value..............         --             --         --          --     (1,108)  (2,394)            (92)          (45)
Average balance during
  fiscal year to date....         (61)             (142)       --          --       (958)  (1,406)            (51)          (27)
Average yield (%)........          --                --        --          --        5.73    5.20             2.92          4.06
Average maturity (years)..         --                --        --          --        0.09    0.02             0.02          0.02
Resale agreements:
Carrying value...........         116               571        --          --         278     655              120            56
Average balance during
  fiscal year to date....         510     463        --        --       1,085         775      62               68         1,657
Average yield (%)........        4.00    3.49        --        --        5.12        5.17    3.07             4.40         4.39
Average maturity
  (years)................        0.01    0.01        --        --        0.05        0.03     0.03              **         0.03
Short sales:
Carrying value........             --     (25)       --        --        (217)       (54)       (34)            (*)         (251)
Average balance during
  fiscal year to date....         (77)    (44)       --        (5)       (184)       (133)      (19)           (12)         (280)
Net covered forwards:

                                ALL CURRENCIES
                           ------------------------
                            DEC. 1996    JUN. 1996
                           -----------  -----------
Net gains (losses) for
  the fiscal year to date..         (*)         (2)
Total Trading
  Investments***
Carrying value...........      16,677       15,001
Average balance during
  fiscal year to date....      14,536       14,152
Net gains (losses) for
  the fiscal year to date...        12          (52)
Repurchase agreements and
  Securities loans:
Carrying value...........        (1,200)        (2,439)
Average balance during
  fiscal year to date....        (1,070)        (1,575)
Average yield (%)........           5.51          5.18
Average maturity (years)..          0.08          0.02
Resale agreements:
Carrying value...........           514          1,282
Average balance during
  fiscal year to date....          1,657         1,306
Average yield (%)........           4.39          4.39
Average maturity (years).           0.03          0.02
Short sales:
Carrying value........              (251)          (79)
Average balance during
  fiscal year to date....           (280)          (194)
Net covered forwards:






                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                                                                                                                OTHER
                                DEUTSCHE MARK               JAPANESE YEN            U.S. DOLLARS              CURRENCIES
                            ------------------------    ----------------------   ----------------------     -------------------

                                 DEC.          JUN.        DEC.      JUN.        DEC.       JUN.              DEC.         JUN.
                                 1996          1996        1996      1996        1996       1996              1996         1996
                               -------        -------     ------    -------     ------     -----            -------       ------
Carrying value...........        (159)          60        (705)        (91)      1,088         (17)        (181)          50
Average balance during
  fiscal year to date....        (223)         162        (465)        (88)        747        (423)         (47)         348
Average yield (%)........        3.21         3.33        0.44        0.43        5.60        5.40         4.55         3.17
Average maturity
  (years)................        0.18         0.01        0.17        0.04        0.16        0.02         0.20         0.01


                                     ALL
                                  CURRENCIES
                           ------------------------

                            DEC. 1996    JUN. 1996
                           -----------  -----------
Carrying value...........          43            2
Average balance during
  fiscal year to date....          12           (1)
Average yield (%)........        3.68         3.69
Average maturity
  (years)................        0.16         0.02

------------------------

*   Less than $0.5 million.

**  Less than 0.005 years.

*** May differ from the sum of individual figures due to rounding.

                                                   IBRD Financial Statements 23
-------------------------------------------------------------------------------

                    NOTES TO FINANCIAL STATEMENTS

Held-to-maturity portfolio: the carrying and fair values of investment securities in the Held-to-maturity portfolio at December 31, 1996 and June 30, 1996 are as follows:




IN MILLIONS
---------------------------------------------------------------------------------------------------------------------------
                                                                                 DECEMBER 31
                                                   ------------------------------------------------------------------------
                                                                      AVERAGE        GROSS         GROSS
                                                                       YIELD       UNREALIZED    UNREALIZED      FAIR
                                                   CARRYING VALUE       (%)          GAINS        LOSSES        VALUE
                                                   ---------------  -----------  -------------  -----------   ---------
Government and agency obligations..............     $   1,151           8.74        $  85             $--      $  1,236
Time deposits............................                 105           5.96           --              --           105
                                                    ---------        -------        -----         -------      --------
Total..........................................     $   1,256           8.51        $  85             $--      $  1,341
                                                    ---------        -------        -----         -------      --------
                                                    ---------        -------        -----         -------      --------
---------------------------------------------------------------------------------------------------------------------------


IN MILLIONS
--------------------------------------------------------------------------------------------------------------------------

                                                                            JUNE 30
                                               --------------------------------------------------------------------
                                                              AVERAGE        GROSS           GROSS
                                                 CARRYING      YIELD       UNREALIZED      UNREALIZED       FAIR
                                                  VALUE         (%)          GAINS          LOSSES          VALUE
                                               -----------  -----------  -------------  ---------------  ----------
Government and agency obligations............   $   1,055         8.74     $  56               $--       $   1,111
Time deposits................................         114         5.81        --                --             114
                                                ---------     --------     ------          ---------     ---------
Total........................................   $   1,169         8.46     $  56               $--       $   1,225
                                                ---------     --------     ------          ---------     ---------
                                                ---------     --------     ------          ---------     ---------

------------------------------------------------------------------------------------------------------------------------

    At December 31, 1996 and June 30, 1996, the Held-to-maturity portfolio was comprised of investments in pounds sterling only. The annualized rate of return on average investments in the Held-to-maturity portfolio, held during the six months ended December 31, 1996, was 8.28 percent (8.40 percent--December 31,
1995).

    The expected maturities of investment securities in the Held-to-maturity portfolio at December 31, 1996 and June 30, 1996 are summarized below:

24 IBRD Financial Statements
-------------------------------------------------------------------------------

              NOTES TO FINANCIAL STATEMENTS (CONTINUED)


IN MILLIONS
-------------------------------------------------------------------------------------------------------------------------
                                                                                                 DECEMBER 31
                                                                                    -------------------------------------
                                                                                                                 NET
                                                                                     CARRYING      FAIR      UNREALIZED
                                                                                       VALUE       VALUE        GAINS
                                                                                    -----------  ---------  -------------
January 1, 1997 through December 31, 1997.........................................   $     105   $ 105              $--
January 1, 1998 through December 31, 2001.........................................         176     182                6
January 1, 2002 through December 31, 2006.........................................         257     277               20
Thereafter........................................................................         718     777               59
                                                                                    -----------  ---------          ---
Total.............................................................................   $   1,256   $   1,341    $      85
                                                                                    -----------  ---------          ---
                                                                                    -----------  ---------          ---

IN MILLIONS

                                                                                                  JUNE 30
                                                                                    -------------------------------------
                                                                                                                 NET
                                                                                     CARRYING      FAIR      UNREALIZED
                                                                                       VALUE       VALUE        GAINS
                                                                                    -----------  ---------  -------------
July 1, 1996 through June 30, 1997................................................   $     114   $  114            $--
July 1, 1997 through June 30, 2001................................................         162      170              8
July 1, 2001 through June 30, 2006................................................         236      252             16
Thereafter........................................................................         657      689             32
                                                                                    ----------  ---------          ---
Total.............................................................................   $   1,169   $1,225          $  56
                                                                                    -----------  ---------         ---
                                                                                    -----------  ---------         ---

NOTE C--LOANS, COFINANCING AND GUARANTEES

All of IBRD's loans are made to or guaranteed by countries that are members of IBRD, except for those loans made to IFC. IBRD does not currently sell its loans, nor is there a market of loans comparable to those made by IBRD.

In connection with the cessation of the membership of the SFRY discussed in Note A, in February 1993 IBRD reached an agreement with the FRY for the apportionment and service of debt due to IBRD on loans made to or guaranteed by the SFRY and assumed by the FRY, which confirmed a February 1992 interim agreement between the SFRY (then consisting of the Republics of Bosnia and Herzegovina, Macedonia, Montenegro and Serbia) and IBRD pertaining, among other things, to such loans. As of the date hereof, no debt-service payments have been received by IBRD from the FRY.

MULTICURRENCY LOANS

Fixed rate loans: On loans negotiated prior to July 1982, IBRD charges interest at fixed rates.

Adjustable rate loans: In 1982 IBRD mitigated its interest rate risk by moving from fixed rate to adjustable rate lending. This rate, reset twice a year, is based on IBRD's own cost of qualified borrowings plus a 50 basis point spread, resulting in a pass-through of its average borrowing costs to those members that benefit from IBRD loans.

                                                   IBRD Financial Statements 25
-------------------------------------------------------------------------------


              NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SINGLE CURRENCY LOANS

Fixed rate loans: IBRD introduced fixed rate single currency loans in 1995.
The rates charged on fixed rate single currency loans are set on semi-annual rate fixing dates for loan amounts disbursed during the preceding six-month period and remain fixed for such disbursed amounts until they are repaid. For the interim period from the date each disbursement is made until its rate fixing date, interest accrues at a rate equal to the rate on LIBOR-based single currency loans (PIBOR-based for French franc denominated loans) applicable for such interim period. The fixed lending rate comprises a base rate reflecting medium-to long-term market rates on the rate fixing date, plus a total spread consisting of (a) IBRD's funding cost margin for these loans, (b) a risk premium (intended to compensate IBRD for market risks incurred in funding these loans), and (c) a spread of 50 basis points.

LIBOR-based loans: IBRD introduced LIBOR-based single currency loans in 1993. The rates charged on LIBOR-based single currency loans are a direct pass-through of IBRD's cost of funding for these loans, and are reset semi-annually. They comprise a base rate equal to the six-month reference interbank offered rate for the applicable currency on the rate reset date and a total spread consisting of (a) IBRD's average funding cost margin for these loans and (b) a spread of 50 basis points.

Since September 1, 1996, IBRD has offered its borrowers, in addition to its loan products, the option to convert undisbursed multicurrency pool loan amounts to single currency loan terms. Further, borrowers have the option to convert disbursed and undisbursed multicurrency pool loan amounts to new single currency pool loans. Borrowers selecting single currency pool loans have their choice of four different pools (U. S. dollars, Japanese yen, Deutsche mark or Swiss francs). Each single currency pool will be a multicurrency pool at inception, but will be adjusted to reach a level of at least 90 percent in the designated currency by July 1, 1999 and will be maintained at or above that level thereafter. Conversions to the new single currency pool loans will be implemented on one of three conversion dates (July 1, 1997, January 1, 1998 or July 1, 1998) depending upon the date the conversion request is approved by IBRD.

WAIVERS OF LOAN INTEREST AND CHARGES

On August 1, 1996, IBRD's Executive Directors approved a one-year interest waiver of 25 basis points on disbursed and outstanding loans for all payment periods commencing in the fiscal year ending June 30, 1997 for all eligible borrowers. A similar waiver of 25 basis points was in effect for the fiscal year ended June 30, 1996. In fiscal year 1995 IBRD's Executive Directors approved a one-time 10 basis point interest waiver, for two consecutive six-month interest periods, on currency pool loans which a borrower converts from loan interest rate terms in effect between 1982 and 1989 to interest rate terms in effect since 1989. For the six months ended December 31, 1996 the combined effect of these waivers was to reduce Net Income by $131 million ($145 million--December 31, 1995).

Further, on August 1, 1996, the Executive Directors approved a one-year commitment fee waiver of 50 basis points on undisbursed loans to all borrowers for all payment periods commencing in the fiscal year ending June 30, 1997. A similar waiver of 50 basis points was in effect for the fiscal year ended June 30, 1996. For the six months ended December 31, 1996, the effect of the commitment fee waiver was to reduce Net Income by $115 million ($119 million--December 31, 1995).

26 IBRD Financial Statements
-----------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS (Continued)

    A summary of IBRD's outstanding loans by currency and product at December 31, 1996 and June 30, 1996 follows:


 In millions of U.S. dollars equivalent
-----------------------------------------------------------------------------

                                                         DECEMBER 31
                              -----------------------------------------------------------------------------------
                              MULTICURRENCY LOANS          SINGLE CURRENCY LOANS              TOTAL LOANS
                              -----------------------------------------------------------------------------------
                                          WEIGHTED                  WEIGHTED     AVERAGE                WEIGHTED
                  RATE                    AVERAGE                   AVERAGE      MATURITY               AVERAGE
CURRENCY          TYPE       AMOUNT       RATE (%)*     AMOUNT      RATE (%)*    (YEARS)      AMOUNT    RATE (%)$*
---------------  ----------  ---------  -------------  -----------  -----------  ----------  --------   -----------

Deutsche mark..  Fixed       $  2,619      8.70         $      --        --          --        $ 2,619       8.70
                 Adjustable    28,268      6.94                 3      3.56        6.12         28,271       6.94
Japanese yen...  Fixed          2,451      8.84                --        --          --          2,451       8.84
                 Adjustable    29,702      6.94                --        --          --         29,702       6.94
Netherlands
  guilders.....  Fixed            253      8.48                --        --          --            253       8.48
                 Adjustable     1,557      6.94                --        --          --          1,557       6.94
Swiss francs...  Fixed          1,494      8.10                --        --          --          1,494       8.10
                 Adjustable     5,128      6.94                --        --          --          5,128       6.94
U.S. dollars...  Fixed          1,925      8.79             2,001      7.01        7.04          3,926       7.88
                 Adjustable    27,813      6.94             2,661      5.96        9.34         30,474       6.85
Others.........  Fixed            206      9.13                49      7.22        6.79            255       8.77
                 Adjustable     2,352      6.94                97      3.82        8.10          2,449       6.82
                 ----------  ---------    ------        -----------   ------      -----      ----------      -----
Loans
 outstanding...  Fixed          8,948      8.66             2,050      7.01        7.03         10,998       8.35
                 Adjustable    94,820      6.94             2,761      5.89        9.30         97,581       6.91
                 ----------  ---------   -------        -----------   ------      -----      -----------     ------
                 Total       $103,768      7.09          $  4,811      6.37        8.33        108,579       7.06
                 ----------  ---------   -------        -----------   ------      -----                     ------
                 ----------  ---------   -------        -----------   ------      -----                     ------
Less
  accumulated
  provision for
  loan   losses                                                                                 3,290
                                                                                             -----------
Loans
  outstanding
  net of
  accumulated
  provision                                                                                   $105,289
                                                                                            -------------
                                                                                            -------------

------------------------------------------------------------------------
* Excludes effects of any waivers of loan interest.

                                              IBRD Financial Statements 27
--------------------------------------------------------------------------

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    In millions of U.S. dollars equivalent
--------------------------------------------------------------------------

                                                         JUNE 30
                              -----------------------------------------------------------------------------------
                              MULTICURRENCY LOANS          SINGLE CURRENCY LOANS            TOTAL LOANS
                              -----------------------------------------------------------------------------------
                                          WEIGHTED                  WEIGHTED     AVERAGE
                  RATE                    AVERAGE                   AVERAGE      MATURITY
CURRENCY          TYPE       AMOUNT       RATE (%)*     AMOUNT      RATE (%)*    (YEARS)      AMOUNT
-------------  ----------  ---------  -------------  -----------  -----------  ----------  ---------
Deutsche mark..  Fixed       $   3,111       8.68         $  --           --          --     $  3,111
                 Adjustable     26,838       6.98            --           --          --       26,838
Japanese yen...  Fixed           3,093       8.88            --           --          --        3,093
                 Adjustable     31,259       6.98            --           --          --       31,259
Netherlands
  guilders.....  Fixed             325       8.58            --           --          --          325
                 Adjustable      1,845       6.98            --           --          --        1,845
Swiss francs...  Fixed           1,989       8.18            --           --          --        1,989
                 Adjustable      7,029       6.98            --           --          --        7,029
U. S. dollars..  Fixed           2,266       8.85           1,119        6.79        7.17       3,385
                 Adjustable     27,640       6.98           1,096        5.66       10.11      28,736
Others.........  Fixed             255       9.16              42        7.29        7.20         297
                 Adjustable      2,331       6.98               8        5.07        7.80       2,339
                 ----------  ---------      ------        ----------- --------       -----   ---------
Loans
  outstanding..       Fixed     11,039       8.69           1,161        6.81        7.17      12,200
                 Adjustable     96,942       6.98           1,104        5.66       10.09      98,046
                 ----------  ---------      -------       ----------- -------        -----   ----------
                      Total  $ 107,981       7.15          $2,265        6.25        8.59     110,246
                 ----------  ---------       -----        -----------    ------     -----
                 ----------  ---------       -----        -----------    ------     -----
Less
  accumulated
  provision for
  loan
  losses.......                                                                                 3,340
                                                                                             ----------
Loans
  outstanding
  net of
  accumulated
  provision....                                                                               $106,906
                                                                                             ---------
                                                                                             ---------



                       TOTAL LOANS
                -----------------------
                 WEIGHTED AVERAGE RATE
CURRENCY                 (%)*
---------------  ---------------------
Deutsche mark..             8.68
                            6.98
Japanese yen...             8.88
                            6.98
Netherlands
  guilders.....             8.58
                            6.98
Swiss francs...             8.18
                            6.98
U. S.
  dollars......             8.17
                            6.93
Others.........             8.89
                            6.97
                             ---
Loans
  outstanding..             8.51
                            6.96
                             ---
                            7.13
                             ---
                             ---
Less
  accumulated
  provision for
  loan
  losses.......

Loans
  outstanding
  net of
  accumulated
  provision....


-----------------------------------------------------------------------------

*   Excludes effects of any waivers of loan interest.

    IBRD maintains a targeted currency composition in its multicurrency loans. The present target ratio is one U.S. dollar for every 125 Japanese yen and two Deutsche mark equivalents (consisting of Deutsche mark, Netherlands guilders and Swiss francs). These five major currencies comprise at least 90 percent of the multicurrency loans' U.S. dollar equivalent value, with the remainder in other currencies. This ratio has been maintained since 1991, and is reviewed periodically. The composition of the multicurrency loans is affected by the selection of currencies for disbursements on those loans and by the currencies selected for the billing of the principal repayments. Along with the selection of disbursement currencies, IBRD manages the selection of repayment currencies to maintain the alignment of the multicurrency loans' composition with the target ratio. The selection of currencies for repayment billing by IBRD precludes the determination of average maturity information for multicurrency loans by individual currency. Accordingly, IBRD only discloses the maturity periods for its multicurrency loans on a combined U.S. dollars equivalent basis.

    The maturity structure of IBRD's loans outstanding, by product, at December 31, 1996 and June 30, 1996 is as follows:

28 IBRD Financial Statements
---------------------------------------------------------------------------

                 NOTES TO FINANCIAL STATEMENTS (CONTINUED)

IN MILLIONS
------------------------------------------------------------------------------

                                                                                          DECEMBER 31
                                                    ----------------------------------------------------------------------------
                                                    MULTICURRENCY LOANS    SINGLE CURRENCY LOANS           ALL LOANS
                                             RATE   ---------------------  --------------------- -------------------------------
PERIOD                                       TYPE:   FIXED    ADJUSTABLE    FIXED    ADJUSTABLE     FIXED  ADJUSTABLE   TOTAL
------------------------------------------  ------  --------- ----------- ---------  ----------- --------  ---------- ----------
January 1, 1997 through December 31, 1997...        $3,367    $ 9,047      $   --     $   --     $ 3,367   $   9,047   $  12,414
January 1, 1998 through December 31, 2001...         5,033     38,428         565        396       5,598      38,824      44,422
January 1, 2002 through December 31, 2006...           528     34,679       1,140      1,413       1,668      36,092      37,760
Thereafter..................................            20     12,666         345        952         365      13,618      13,983
                                                    -------   -------      --------  ---------   --------  ---------  -----------
Loans outstanding...........................        $8,948    $94,820      $2,050     $2,761     $10,998   $  97,581   $ 108,579
                                                    -------   -------      --------  ---------   --------  ---------  -----------
                                                    -------   -------      --------  ---------   --------  ---------  -----------

IN MILLIONS
------------------------------------------------------------------

                                                                                JUNE 30
                                               -------------------------------------------------------------------------
                                               MULTICURRENCY LOANS SINGLE CURRENCY LOANS          ALL LOANS
                                       RATE    ------------------- ---------------------  ------------------------------
PERIOD                                 TYPE:    FIXED   ADJUSTABLE   FIXED   ADJUSTABLE    FIXED    ADJUSTABLE   TOTAL
------------------------------------  ------   ------  ----------- --------  -----------  --------  ----------  --------
July 1, 1996 through June 30, 1997.            $ 3,837  $ 8,868      $    --   $   --    $ 3,837    $ 8,868      $ 12,705
July 1, 1997 through June 30, 2001.              6,437   38,825          302      245      6,739     39,070        45,809
July 1, 2001 through June 30, 2006.                734   35,281          646      433      1,380     35,714        37,094
Thereafter.........................                 31   13,968          213      426        244     14,394        14,638
                                              --------  ---------   --------   ------    -------    -------     -----------
Loans outstanding..................           $ 11,039  $96,942      $ 1,161   $1,104    $12,200    $98,046      $110,246
                                              --------  ---------   --------   ------    -------    -------     -----------
                                              --------  ---------   --------   ------    -------    -------     -----------

ESTIMATED VALUE OF LOANS

    Multicurrency loans: The estimated value of fixed rate loans negotiated prior to July 1982 has been based on discounted future cash flows using the rate at which IBRD could undertake borrowings of comparable maturities at December 31, 1996 plus a 50 basis point spread. The estimated value of adjustable rate multicurrency loans is based on the relationship of the fair value to the carrying value of the underlying qualified borrowings, since the interest rate for such loans is based on the interest rate of the qualified borrowings.

                                                  IBRD Financial Statements 29
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS

------------------------------------------------------------------------------

    Single Currency Loans: The estimated value of fixed rate single currency loans has been based on discounted future cash flows using the rate at which IBRD could make similar loans of comparable maturities at December 31, 1996. The estimated value of LIBOR-based single currency loans has been based on the relationship of the fair value to the carrying value of the underlying borrowings funding these loans.

    IBRD has never suffered a loss on any of its loans, although certain borrowers have found it difficult to make timely payments for protracted periods, resulting in their loans being placed in nonaccrual status. Several borrowers have emerged from nonaccrual status after a period of time by bringing up-to-date all principal payments and all overdue service payments, including interest and other charges. In an attempt to recognize the risk inherent in these overdue payments, IBRD maintains a provision for loan losses. The balance of the Accumulated Provision for Loan Losses at December 31, 1996 was $3,290 million ($3,340 million--June 30, 1996).

    The following table reflects the carrying and estimated values of the loan portfolio based on current borrowing rates net of the Accumulated Provision for Loan Losses at December 31, 1996 and June 30, 1996:

                                                                   DECEMBER 31                  JUNE 30
                                                            -------------------------  -------------------------
                                                              CARRYING       VALUE       CARRYING       VALUE
IN MILLIONS                                                     VALUE      ESTIMATED       VALUE      ESTIMATED
----------------------------------------------------------  -------------  ----------  -------------  ----------
Multicurrency loans
   Fixed..................................................   $     8,948   $   10,093   $    11,039   $   12,383
   Adjustable.............................................        94,820      102,765        96,942      103,080
Single currency loans
   Fixed..................................................         2,050        2,082         1,161        1,067
   Adjustable.............................................         2,761        2,854         1,104        1,108
                                                            -------------  ----------  -------------  ----------
Total loans
   Fixed..................................................        10,998       12,175        12,200       13,450
   Adjustable.............................................        97,581      105,619        98,046      104,188
                                                            -------------  ----------  -------------  ----------
                                                                 108,579      117,794       110,246      117,638
Less accumulated provision for loan losses................         3,290        3,290         3,340        3,340
                                                            -------------  ----------  -------------  ----------
Loans outstanding net of accumulated provision............   $   105,289   $  114,504   $   106,906   $  114,298
                                                            -------------  ----------  -------------  ----------
                                                            -------------  ----------  -------------  ----------

------------------------------------------------------------------------------
COFINANCING AND GUARANTEES

    IBRD has taken direct participations in, or provided partial guarantees of, loans syndicated by other financial institutions for projects or programs also financed by IBRD through regular loans. IBRD also has provided partial guarantees of securities issued by an entity eligible for IBRD loans. IBRD's partial guarantees of bond issues are included in the guarantees amount mentioned below. IBRD's direct participations in syndicated loans are included in the reported loan balances.

    Guarantees of loan principal of $1,604 million at December 31, 1996 ($1,537 million--June 30, 1996) were not included in reported loan balances. At December 31, 1996, $150 million of these guarantees were subject to call ($122 million--June 30, 1996). IBRD has partially guaranteed the timely payment of interest amounts on certain loans that have been sold. At December 31, 1996, these guarantees, approximating $1 million ($1 million--June 30, 1996), were subject to call.

30 IBRD Financial Statements
------------------------------------------------------------------------------

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------

STATUTORY LENDING LIMIT

    Under the Articles of Agreement, the total amount outstanding of guarantees, participations in loans, and direct loans made by IBRD may not be increased to an amount exceeding 100 percent of the sum of Subscribed Capital, reserves, and surplus. At December 31, 1996 and June 30, 1996, the status of the statutory lending limit is as follows:

IN MILLIONS

                                                                      DECEMBER 31    JUNE 30
                                                                      ------------  ----------
Statutory lending limit
  Subscribed capital................................................   $182,289       $180,630
  Retained earnings.................................................     15,584 a       16,099
  Cumulative translation adjustment.................................        633          1,056
                                                                      ----------      --------
                                                                       $198,506       $197,785
                                                                      ----------      --------
                                                                      ----------      --------
Loans and guarantees outstanding
  Loans outstanding.................................................   $108,579       $110,246
  Principal guarantees callable.....................................        150            122
  Interest guarantees callable......................................          1              1
                                                                      ----------      --------
                                                                       $108,730       $110,369
                                                                      ----------      --------
                                                                      ----------      --------
Loans and guarantees outstanding as a percentage of statutory
  lending limit.....................................................         55%            56%

------------------------

(a) Excludes allocations of $500 million for the Highly Indebted Poor Countries Trust Fund and $90 million to the Trust Fund for Gaza and West Bank. See Note F.

OVERDUE AMOUNTS

    At December 31, 1996, no loans payable to IBRD other than those referred to in the following paragraphs were overdue by more than three months.

    At December 31, 1996, the loans made to or guaranteed by certain member countries and the FRY with an aggregate principal balance outstanding of $2,437 million ($2,520 million--June 30, 1996), of which $1,279 million ($1,227 million--June 30, 1996) was overdue, were in nonaccrual status. At such date, overdue interest and other charges in respect of these loans totaled $856 million ($808 million--June 30, 1996). If these loans had not been in nonaccrual status, income from loans for the six months ended December 31, 1996 would have been higher by $80 million ($97 million--December 31, 1995).

                                                  IBRD Financial Statements 31
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------


    A summary of countries with loans or guarantees in nonaccrual status follows:


                                                                         DECEMBER 31
IN MILLIONS                                 ----------------------------------------------------------------------
                                                                       PRINCIPAL AND
BORROWER                                    PRINCIPAL OUTSTANDING     CHARGES OVERDUE            NONACCRUAL SINCE
------------------------------------------  ---------------------  ---------------------------  ------------------
With overdues
  Federal Republic of Yugoslavia............      $   1,178                 $ 1,226               September 1992
  Iraq......................................             49                      69               December 1990
  Liberia...................................            146                     252               June 1987
  Sudan.....................................              6                       3               January 1994
  Syrian Arab Republic......................            382                     519               February 1987
  Zaire.....................................             87                      66               November 1993
  Total.....................................          1,848                   2,135

Without overdues
  Bosnia and Herzegovina....................            589                      --               September 1992
                                                     ------                  ------
Total.....................................        $   2,437                 $ 2,135
                                                     ------                  ------
                                                     ------                  ------

    In June 1996 the accumulated arrears on loans to the former SFRY assumed by Bosnia and Herzegovina were cleared through three new consolidation loans extended by IBRD. These new loans consolidated all outstanding principal and overdue interest on the loans assumed by Bosnia and Herzegovina. This resulted in an increase in loans outstanding of $168 million and the deferral of the recognition of the related interest income. The first consolidation loan was a currency pool loan of $29 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 41 basis points. The second consolidation loan was also a currency pool loan in the amount of $285 million carrying IBRD's adjustable lending rate for such loans at the time, 6.98 percent, plus 4 basis points. The third consolidation loan was a U. S. dollar LIBOR-based single currency loan of $307 million carrying IBRD's lending rate for such loans at the time, 5.38 percent. All three consolidation loans have a final maturity of 30 years, which includes a five-year grace period. The consolidation loans aggregated the existing assumed loans which had final maturities ranging from April 1, 1992 to May 15, 2001 and a combined weighted-average interest rate of 7.95 percent.

    The average recorded investment in nonaccruing loans during the six months ended December 31, 1996 was $2,506 million ($2,512 million--December 31, 1995).

    During the six months ended December 31, 1996 and December 31, 1995, no loans came out of nonaccrual status.

32 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------

ACCUMULATED PROVISION FOR LOAN LOSSES

    An analysis of the changes to the Accumulated Provision for Loan Losses for the six months ended December 31, 1996 and the fiscal year ended June 30, 1996 appears below:

IN MILLIONS
                                                DECEMBER 31    JUNE 30
                                               -------------  ---------
Balance, beginning of the fiscal year........      $3,340      $3,740
Provision for loan losses....................          39          42
Translation adjustment.......................         (89)       (442)
                                                   ------      ------
Balance, end of period.......................      $3,290      $3,340
                                                   ------      ------
                                                   ------      -------

FIFTH DIMENSION PROGRAM

    Under IDA's Fifth Dimension program established in September 1988, a portion of principal repayments to IDA are allocated on an annual basis to provide supplementary IDA credits to IDA-eligible countries that are no longer able to borrow on IBRD terms, but have outstanding IBRD loans approved prior to September 1988 and have in place an IDA-supported structural adjustment program. Such supplementary IDA credits are allocated to countries that meet specified conditions, in proportion to each country's interest payments due that year on its pre-September 1988 IBRD loans. To be eligible for such IDA supplemental credits, a member country must meet IDA's eligibility criteria for lending, must be ineligible for IBRD lending and must not have had an IBRD loan approved within the last twelve months. To receive a supplemental credit from the program, a member country cannot be more than 60 days overdue on its debt-service payments to IBRD or IDA. At December 31, 1996, IDA had approved credits of $1,530 million ($1,379 million--June 30, 1996) under this program from inception, of which $1,391 million ($1,327 million--June 30, 1996) had been disbursed to the eligible countries.

NOTE D--BORROWINGS

    Providing liquidity and minimizing the cost of funds are key objectives to IBRD's overall borrowing strategy. IBRD uses swaps in its borrowing strategy to lower the overall cost of its borrowings for those members who benefit from IBRD loans. IBRD undertakes swap transactions with a list of authorized counterparties. Credit and maturity limits have been established for each counterparty.

    Swaps are used to modify the interest rate and/or currency characteristics of the borrowing portfolio and are linked to the related borrowings at inception and remain so throughout the terms of their contracts. The interest component of a swap is recognized as an adjustment to the borrowing cost over the life of the contract. Upon termination, the change in a swap's market value is recorded as an adjustment to the carrying value of the underlying borrowing and recognized as an adjustment of the borrowing cost over the expected remaining life of the borrowing. In instances where the underlying borrowing is prepaid, the change in the associated swap's market value is recognized immediately as an adjustment to the cost of the underlying borrowing instrument.

    Currency swaps: Currency swaps are agreements comprised of a conversion of the proceeds of a borrowing into a different currency and a forward exchange agreement providing for a schedule of future exchanges of the two currencies in order to recover the currency converted. The combination of a borrowing and a currency swap produces the financial equivalent of substituting a borrowing in the currency obtained in the initial conversion for the original borrowing.

                                                  IBRD Financial Statements 33
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (CONTINUED)

------------------------------------------------------------------------------

    Interest rate swaps: Interest rate swaps are agreements which transform a fixed rate payment obligation in a particular currency into a floating rate obligation in that currency and vice-versa.

    Forward interest rate swaps: A forward interest rate swap is an agreement under which the cash flow exchanges of the underlying interest rate swaps would begin to take effect from a specified date.

    Swaptions: A swaption is an option that gives the holder the right to enter into an interest rate or currency swap at a certain future date.

    Deferred rate setting (DRS) agreements: DRS allows an entity to fix the effective interest cost of all or a portion of debt issues over a specified period of time after the issue date of the respective debt issues. IBRD enters into DRS agreements in conjunction with some of its bond issues. The agreements provide for payments to be made to or by IBRD reflecting gain or loss on one or more government securities or related financial instruments. The potential credit loss to IBRD from nonperformance is limited to any amounts due, but unsettled, from the financial intermediary. However, periodic mark-to-market settlements on these agreements limit this risk. At December 31, 1996 and June 30, 1996, the effective interest cost of all principal amounts had been fixed.

34 IBRD Financial Statements
-------------------------------------------------------------------------------

                                      IBRD

                         NOTES TO FINANCIAL STATEMENTS

    A summary of IBRD's borrowings portfolio at December 31, 1996 and June 30, 1996 follows:

Medium- and Long-term Borrowings and Swaps at December 31, 1996

In millions of U.S. dollars equivalent

                                                                                                               CURRENCY
                                                                                                        ----------------------
                                                             DIRECT BORROWINGS                      SWAP AGREEMENTS
                                                    -----------------------------------  -------------------------------------
                                                                   WGTD.                                  WGTD.
                                                                   AVG.       AVERAGE       AMOUNT        AVG.       AVERAGE
                                           RATE                    COST      MATURITY       PAYABLE       COST      MATURITY
CURRENCY                                   TYPE       AMOUNT        (%)       (YEARS)    (RECEIVABLE)      (%)       (YEARS)
---------------------------------------  ---------  -----------  ---------  -----------  -------------  ---------  -----------
Deutsche mark                                Fixed   $  13,873        6.65        5.55     $   2,009         7.72        2.31
                                                                                                (178)       6.57       19.87
                                         Adjustable        225        7.47        6.61         9,920         2.97        3.30
Japanese yen                                 Fixed      26,306        5.20        4.64           237         5.49        2.08
                                                                                              (1,303)       6.23        5.60
                                         Adjustable      1,170        1.74        2.70           502         0.06        1.70
Netherlands guilders                         Fixed       2,560        7.27        3.10            89         6.31        0.69
                                                                                              (1,420)       7.70        2.26
Swiss francs                                 Fixed       4,415        6.09        5.78         2,070         5.18        3.31
                                                                                              (1,701)       6.10        3.49
                                         Adjustable         --          --         --            833         1.12        3.20
U. S. dollars                                Fixed      25,080        7.59        6.64           178         8.98        3.49
                                                                                              (1,095)       9.11        3.43
                                         Adjustable      1,213        4.92        4.09         6,722         5.21        6.21
                                                                                              (1,296)       5.09        3.34
Others                                       Fixed      15,299        8.99        4.42
                                                                                             (12,750)       8.91        3.93
                                         Adjustable      1,767        6.41        4.46
                                                                                              (1,955)       5.95        4.34
                                                       -------        ----       -----       -------
Total                                      Fixed        87,533        6.88        5.33         4,583
                                                                                             (18,447)
                                         Adjustable      4,375        4.79        4.00        17,977
                                                                                              (3,251)
                                                       -------        ----       -----       -------
Principal at face value                                 91,908                                   862
Net unamortized discounts                                  (20)                                  --
                                                       -------        ----       -----       -------
Total                                                $  91,888        6.78        5.27       $   862
                                                       -------        ----       -----       -------
                                                       -------        ----       -----       -------

                                                             INTEREST RATE
                                                        ------------------------
                                                     SWAP AGREEMENTS                      NET CURRENCY OBLIGATIONS
                                         ---------------------------------------  -----------------------------------------
                                           NOTIONAL        WGTD.                                      WGTD.
                                            AMOUNT         AVG.        AVERAGE        AMOUNT          AVG.        AVERAGE
                                            PAYABLE        COST       MATURITY        PAYABLE         COST       MATURITY
CURRENCY                                 (RECEIVABLE)       (%)        (YEARS)     (RECEIVABLE)        (%)        (YEARS)
---------------------------------------  -------------  -----------  -----------  ---------------  -----------  -----------
Deutsche mark                              $   7,946          7.00         3.08      $  23,828           6.86         4.46
                                              (2,847)         5.25         4.95         (3,025)          5.33         5.82
                                               2,911          3.16         5.00         13,056           3.09         3.74
                                               (8,010)        3.38         3.12         (8,010)          3.38         3.12
Japanese yen                                   1,957          3.84         2.40         28,500           5.11         4.46
                                               (3,154)        2.99        4.80          (4,457)          3.93         5.04
                                               3,154          0.47         4.80          4,826           0.74         3.97
                                               (1,957)        1.37         2.40         (1,957)          1.37         2.40
Netherlands guilders                              --            --           --          2,649           7.24         3.02
                                                                                         (1,420)         7.70         2.26
Swiss francs                                     833          7.11         3.27          7,318           5.95         4.80
                                                                                        (1,701)          6.10         3.49
                                                                                          (833)          2.34         3.27
                                                 833          1.12         3.20           (833)          2.34         3.27

U. S. dollars                                  5,197          6.95         4.05         30,455           7.49         6.18
                                              (10,073)        6.28         6.20        (11,168)          6.56         5.93
                                              10,201          5.73         6.15         18,136           5.48         6.03
                                              (5,325)         5.70         3.99         (6,621)          5.58         3.87
Others                                            42          6.57         6.79         15,341           8.99         4.43
                                                (454)         7.14         6.09        (13,204)          8.85         4.01
                                                 584          4.71         5.73          2,351           5.98         4.78
                                                (172)         8.45         5.05         (2,127)          6.16         4.40
                                              -------                                  -------           ----         ----
Total                                          15,975                                  108,091           6.83         4.93
                                              (16,528)                                 (34,975)          7.01         4.81
                                              16,850                                    39,202           4.04         4.88
                                              (16,297)                                 (19,548)          4.18         3.44
                                              -------                                  -------           ----         ----
Principal at face value                           --                                    92,770
Net unamortized discounts                                                                  (20)
                                              -------                                  -------           ----         ----
Total                                         $    --                                 $  92,750          6.13         5.27
                                              -------                                  -------           ----         ----
                                              -------                                  -------           ----         ----

                                                   IBRD Financial Statements 35
-------------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS
            Medium- and Long-term Borrowings and Swaps at June 30, 1996
                     In millions of U.S. dollars equivalent




                                                                                                   CURRENCY
                                                       DIRECT BORROWINGS                         SWAP AGREEMENTS
                                                ----------------------------------   ----------------------------------------
                                                               WGTD.
                                                               AVG.        AVERAGE       AMOUNT      WGTD. AVG.     AVERAGE
                                      RATE                     COST       MATURITY       PAYABLE        COST       MATURITY
CURRENCY                              TYPE       AMOUNT         (%)        (YEARS)    (RECEIVABLE)       (%)        (YEARS)
----------------------------------  ---------  -----------  -----------  -----------  -------------  -----------  -----------
Deutsche mark                           Fixed   $  14,287         6.71         5.58     $   2,000          7.75         2.51
                                    Adjustable        229         7.54         7.12         9,919          2.93         3.53
Japanese yen                            Fixed      29,466         5.24         4.78           335          5.51         2.21
                                    Adjustable      1,232         2.04         3.21            71          0.03         1.59
                                                                                              (92)         0.25         0.48
Netherlands guilders                    Fixed       2,837         7.23         3.33            91          6.31         1.19
                                                                                           (1,447)         7.70         2.77
Swiss francs                            Fixed       4,996         6.04         6.28         2,523          5.19         3.39
                                                                                             (873)         6.47         3.46
                                    Adjustable         --           --           --           892          0.84         3.70
U. S. dollars                           Fixed      23,305         7.84         6.91           178          8.98         3.99
                                                                                           (1,198)         9.02         3.73
                                    Adjustable      1,453         4.90         3.87         3,344          5.06         4.49
                                                                                             (848)         4.94         4.66
Others                                  Fixed      13,180         9.30         3.72
                                                                                          (10,904)         9.25         2.97
                                    Adjustable      1,419         6.38         4.62
                                                                                           (1,610)         5.97         4.51
Total                                   Fixed      88,071         6.90         5.36         5,127
                                                                                          (15,386)
                                    Adjustable      4,333         4.70         4.10        14,226
                                                                                           (2,550)
Principal at face value...........                 92,404                                               1,417
Net unamortized discounts.........                    (13)
Total.............................              $  92,391         6.80         5.29     $   1,417





                                                 INTEREST RATE
                                                 SWAP AGREEMENTS                 NET CURRENCY OBLIGATIONS
                                   ----------------------------------------  -------------------------------------
                                      NOTIONAL        WGTD.                                  WGTD.
                                       AMOUNT         AVG.        AVERAGE      AMOUNT        AVG.        AVERAGE
                                       PAYABLE        COST       MATURITY      PAYABLE       COST       MATURITY
CURRENCY                            (RECEIVABLE)       (%)        (YEARS)    (RECEIVABLE)     (%)        (YEARS)
----------------------------------  -------------  -----------  -----------  -----------  -----------  -----------
Deutsche mark                         $   8,544          7.08         3.41    $  24,831         6.92         4.59
                                         (2,134)         5.26         5.51       (2,134)        5.26         5.51
                                          2,199          3.37         5.57       12,347         3.09         3.96
                                         (8,609)         3.47         3.45       (8,609)        3.47         3.45
Japanese yen                              1,329          5.49         3.15       31,130         5.26         4.68
                                         (2,528)         2.64         5.72       (3,492)        3.59         6.36
                                          2,528          0.67         5.72        3,831         1.09         4.83
                                         (1,329)         2.09         3.15       (1,421)        1.97         2.97
Netherlands guilders                         --            --           --        2,928         7.20         3.26
                                                                                 (1,447)        7.70         2.77
Swiss francs                                892          7.11         3.77        8,411         5.90         5.15
                                                                                   (873)        6.47         3.46
                                                                                    892         0.84         3.70
                                           (892)        2.08          3.77         (892)        2.08         3.77
U. S. dollars                             4,002         7.10          3.72       27,485         7.74         6.43
                                         (6,211)        6.45          7.50        (7,409)       6.87         6.89
                                          6,449         5.55          7.27        11,246        5.32         6.00
                                         (4,240)        5.53          3.58        (5,088)       5.43         3.76
Others                                       36         6.62          7.20        13,216        9.29         3.73
                                           (287)        7.43          4.37       (11,191)       9.21         3.01
                                            417         5.24          4.57         1,836        6.12         4.61
                                           (166)        8.74          5.47        (1,776)       6.22         4.60
Total                                    14,803                                  108,001        6.87         4.98
                                        (11,160)                                 (26,546)       7.33         4.74
                                         11,593                                    30,152       3.79         4.87
                                        (15,236)                                  (17,786)      4.12         3.59
                                       ---------                                 --------    -------      -------
Principal at face value...........           --                                    93,821
Net unamortized discounts.........                                                    (13)
Total.............................    $      --                                 $  93,808       6.26         5.29
                                       ---------                                 --------    -------      -------
                                       ---------                                 --------    -------      -------




36 IBRD Financial Statements
-------------------------------------------------------------------------------

                                      IBRD

                         NOTES TO FINANCIAL STATEMENTS (Continued)

Short-term Borrowings and Swaps at December 31, 1996 and June 30, 1996

In millions of U. S. dollars equivalent

                                                                      DECEMBER 31                                        JUNE 30
                                               ----------------------------------------------------------             -------------
                                                                               INTEREST
                                                                CURRENCY         RATE                        WGTD.
                                                                  SWAP           SWAP            NET         AVG.
                                      RATE       PRINCIPAL       PAYABLE        PAYABLE       CURRENCY       COST       PRINCIPAL
CURRENCY                              TYPE      OUTSTANDING   (RECEIVABLE)   (RECEIVABLE)    OBLIGATIONS      (%)      OUTSTANDING
----------------------------------  ---------  -------------  -------------  -------------  -------------  ---------  -------------
Short-term Notes
U. S. dollars                           Fixed    $   1,106      $      --      $      --      $   1,106         5.53    $   1,400

Global Multicurrency Notes
Czech koruny                            Fixed          165           (165)            --             --           --           54
Deutsche mark                           Fixed           --             --             --             --           --           --
                                    Adjustable          --            158             --            158         2.99           --
Italian lire                            Fixed          150           (150)            --             --           --           20
Japanese yen                            Fixed           87            (87)            --             --         --             --
                                                                       87             --             87        0.16            --
                                        Fixed
New Zealand dollars                     Fixed          141           (141)            --           --           --             --
U. S. dollars                           Fixed        1,400            120           (900)           620         5.61          300
                                    Adjustable          --            176            900          1,076         5.23           --

Central Bank Facility
U. S. dollars                       Adjustable       2,374             --             --          2,374         5.18        2,586
                                                    -------------------------------------------------------------------------------
Total                                    Fixed       3,049            207                         1,813         5.29        1,774
                                                                     (543)          (900)
                                    Adjustable       2,374            334            900          3,608         5.10        2,586
                                                    -------------------------------------------------------------------------------
Principal at face value                              5,423           (2)             --           5,421                     4,360
Net unamortized discounts                               (5)                                         (5)                      (32)
                                                    -------------------------------------------------------------------------------
Total                                                $5,418         $(2)          $  --          $5,416         5.16      $ 4,328
                                                    --------------------------------------------------------------------------------
                                                    -------------------------------------------------------------------------------



                                                      INTEREST
                                      CURRENCY          RATE                         WGTD.
                                        SWAP            SWAP             NET         AVG.
                                       PAYABLE         PAYABLE        CURRENCY       COST
CURRENCY                            (RECEIVABLE)    (RECEIVABLE)     OBLIGATIONS      (%)
----------------------------------  -------------  ---------------  -------------  ---------
Short-term Notes

U. S. dollars                         $      --       $      --       $   1,400         5.46

Global Multicurrency Notes
Czech koruny                                (54)             --              --           --
Deutsche mark                                20              --              20         3.09
                                             54              --              54         3.05
Italian lire                                (20)             --              --           --
Japanese yen                                 --              --              --           --
                                             --              --              --           --

New Zealand                                  --              --              --           --
U. S. dollars                                --              --             300         5.52
Adjustable                                   --              --              --

Central Bank Facility
U. S. dollars                                --              --           2,586         5.47
                                          --------------------------------------------------
Total                                        20              --           1,720         5.44
                                            (74)
                                             54              --           2,640         5.42
                                          --------------------------------------------------
Principal at face value                      --              --           4,360
Net unamortized discounts                                                   (32)
                                          --------------------------------------------------

Total                                    $   --             $ --         $ 4,328         5.43
                                          --------------------------------------------------
                                          --------------------------------------------------

                                                IBRD Financial Statements 37
----------------------------------------------------------------------------

                         NOTES TO FINANCIAL STATEMENTS

    The maturity structure of IBRD's Medium-and Long-term borrowings outstanding at December 31, 1996 and June 30, 1996 is as follows:

IN MILLIONS
----------------------------------------------------------------------------
PERIOD                                                             DECEMBER 31
----------------------------------------------------------------  ------------
January 1, 1997 through December 31, 1997........................   $   14,470
January 1, 1998 through December 31, 1998........................       11,230
January 1, 1999 through December 31, 1999........................       15,798
January 1, 2000 through December 31, 2000........................        8,026
January 1, 2001 through December 31, 2001........................        7,047
January 1, 2002 through December 31, 2006........................       26,153
Thereafter.......................................................        9,184
                                                                   ------------
Total.............................................................   $   91,908
                                                                   ------------
                                                                   ------------

IN MILLIONS
-------------------------------------------------------------------------------


PERIOD                                                                 JUNE 30
-------------------------------------------------------------------  ---------
July 1, 1996 through June 30, 1997.................................  $  12,467
July 1, 1997 through June 30, 1998.................................     13,949
July 1, 1998 through June 30, 1999.................................      9,526
July 1, 1999 through June 30, 2000.................................     14,262
July 1, 2000 through June 30, 2001.................................      7,529
July 1, 2001 through June 30, 2006.................................     25,886
Thereafter.........................................................      8,785
                                                                     ---------
Total..............................................................  $  92,404
                                                                     ---------
                                                                     ---------

    The following table reflects the carrying and estimated fair values of the borrowings portfolio at December 31, 1996 and June 30, 1996:

IN MILLIONS
------------------------------------------------------------------------------

                                            DECEMBER 31            JUNE 30
                                   ---------------------  ---------------------
                                    CARRYING   ESTIMATED   CARRYING   ESTIMATED
                                      VALUE   FAIR VALUE    VALUE    FAIR VALUE
                                   ---------  ----------- ---------  ----------
Short-term........................  $   5,418  $    5,447  $   4,328  $    4,371
Medium- and long-term.............     91,888      99,989     92,391      99,250
Swaps
Currency
Payable...........................     23,101      23,593     19,427      19,841
Receivable........................    (22,241)    (23,927)   (18,010)    (19,203)
Interest rate.....................         --         862         --       1,064
Swaptions.........................         --           1         --           1
                                    ---------  ----------  ---------  ----------
Total.............................  $  98,166  $  105,965  $  98,136  $  105,324
                                    ---------  ----------  ---------  ----------
                                    ---------  ----------  ---------  ----------

38 IBRD Financial Statements
-------------------------------------------------------------------------------


                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

    The estimated fair values are based on quoted market prices where such prices are available. Where no quoted market price is available, the fair value is estimated based on the cost at which IBRD could currently undertake borrowings with similar terms and remaining maturities, using the secondary market yield curve. The fair value of swaps represents the estimated cost of replacing these contracts on that date.

    The average cost of borrowings outstanding during the six months ended December 31, 1996 was 6.24 percent (6.45 percent--December 31, 1995), reflecting a reduction in interest expense of $229 million ($70 million--December 31, 1995) as a result of swaps.

NOTE E--CREDIT RISK

    Country Credit Risk: This risk includes potential losses arising from protracted arrears on payments from borrowers. IBRD manages country credit risk through individual country exposure limits according to creditworthiness. These exposure limits are tied to performance on macroeconomic and structural policies. In addition, IBRD establishes absolute limits on the share of outstanding loans to any individual borrower. The country credit risk is further managed by financial incentives such as pricing loans using IBRD's own cost of borrowing and partial interest charge waivers conditioned on timely payment that give borrowers self-interest in IBRD's continued strong intermediation capacity. Collectibility risk is covered by the Accumulated Provision for Loan Losses. IBRD also uses a simulation model to assess the adequacy of its reserves in the case a major borrower, or group of borrowers, stops servicing its loans for an extended period of time.

    Commercial Credit Risk: For the purpose of risk management, IBRD is party to a variety of financial instruments, certain of which involve elements of credit risk in excess of the amount recorded on the balance sheet. Credit risk exposure represents the maximum potential accounting loss due to possible nonperformance by obligors and counterparties under the terms of the contracts. Additionally, the nature of the instruments involve contract value and notional principal amounts that are not reflected in the basic financial statements. For both on-and off-balance sheet securities, IBRD limits trading to a list of authorized dealers and counterparties. Credit limits have been established for each counterparty by type of instrument and maturity category.

    The contract value/notional amounts and credit risk exposure, as applicable, of these financial instruments at December 31, 1996 and June 30, 1996 are given below:

                                             IBRD Financial Statements 39
--------------------------------------------------------------------------

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

IN MILLIONS
----------------------------------------------------------------------------

                                                    DECEMBER 31   JUNE 30
                                                   ------------  ---------
INVESTMENTS--TRADING PORTFOLIO
Futures and forwards
- Long position..................................   $   12,176   $   1,499
- Short position.................................          931       5,875
- Credit exposure due to potential nonperformance
  by counterparties..............................            5           2
Options
- Long position..................................          650         679
- Short position.................................          510         429
Covered forwards
- Credit exposure due to potential nonperformance
  by counterparties..............................           57           2
BORROWINGS
Currency swaps
- Credit exposure due to potential nonperformance
  by counterparties..............................        1,205         728
Interest rate swaps
- Notional principal.............................       33,725      26,396
- Credit exposure due to potential nonperformance
   by counterparties.............................          418          96
Swaptions
- Notional principal.............................           73          30
- Credit exposure due to potential nonperformance
  by counterparties..............................           --          --
-------------------------------------------------------------------------------

NOTE F--RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

   Retained Earnings: Retained Earnings is comprised of the following elements at December 31, 1996 and June 30, 1996:

IN MILLIONS
-------------------------------------------------------------------------------

                                                         DECEMBER 31   JUNE 30
                                                        ------------  ---------
Special reserve........................................  $      293   $     293
General reserve........................................      14,159      13,909
Surplus................................................       1,047         710
Unallocated net income.................................         675       1,187
Total..................................................  $   16,174   $  16,099

    On August 1, 1996, the Executive Directors allocated $250 million of the net income earned in the fiscal year ended June 30, 1996 to the General Reserve. On October 3, 1996, the Board of Governors approved the following transfers, out of unallocated Net Income: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA, by way of grant, and $637 million to Surplus. On the same day, the Board of Governors approved the following transfers, by way of grant, out of Surplus: an amount equivalent to $300 million in SDRs (valued at June 30, 1996) to IDA and amounts up to $500 million to the Highly Indebted Poor Countries (HIPC) Trust Fund or other arrangements in support of the HIPC Debt

40 IBRD Financial Statements
------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)
-------------------------------------------------------------------------

Initiative when other creditors of the eligible beneficiary countries are determined by IBRD to have agreed to meet their share of the costs envisaged within the framework of the initiative. On December 19, 1996, the Executive Directors recommended that the Board of Governors approve a transfer from Surplus, by way of grant, in the amount of $90 million to the Trust Fund for Gaza and West Bank.

    Transfers to International Development Association: The Board of Governors has approved aggregate transfers to IDA totaling $4,823 million from unallocated Net Income through June 30, 1995. On October 3, 1996, the Board of Governors approved a transfer to IDA, by way of grant, of $300 million in an equivalent amount in SDRs out of unallocated Net Income. On the same day, the Board of Governors approved a transfer, by way of grant, out of Surplus of $300 million in an equivalent amount in SDRs. At December 31, 1996 and June 30, 1996, all transfers had been paid.

    Transfers to Debt Reduction Facility for IDA-Only Countries: The Board of Governors has approved aggregate transfers to the Debt Reduction Facility for IDA-Only Countries (DRF) totaling $300 million through June 30, 1995. At December 31, 1996, $118 million ($119 million--June 30, 1996) remained payable.

    Transfer to Trust Fund for Gaza and West Bank: The Board of Governors has approved aggregate transfers to the Trust Fund for Gaza and West Bank (TFG), totaling $140 million through June 30, 1995. At December 31, 1996, $5 million ($70 million--June 30, 1996) remained payable.

    Transfer to Trust Fund for Bosnia and Herzegovina: In February 1996 the Board of Governors approved a transfer from Surplus, by way of grant, of $150 million to a trust fund administered by IDA to finance an emergency reconstruction program in Bosnia and Herzegovina. At December 31, 1996, all transfers had been paid. At June 30, 1996, $16 million remained payable.

    Transfers to the Highly Indebted Poor Countries Trust Fund: The HIPC Trust Fund was established on November 7, 1996, and is administered by IDA in support of the HIPC Debt Initiative. On October 3, 1996, the Board of Governors approved a transfer from Surplus, by way of grant, of amounts up to $500 million to the HIPC Trust Fund contingent upon IBRD's determination that the other creditors of the eligible beneficiary countries have agreed to meet their share of the costs envisaged under the HIPC Debt Initiative. At December 31, 1996, no funds had been transferred to the HIPC Trust Fund.

NOTE G--ADMINISTRATIVE EXPENSES AND CONTRIBUTIONS TO SPECIAL PROGRAMS

    In fiscal year 1995 the Executive Directors authorized expenditures for costs associated with planned staff reductions. The total cost of this program was $112 million, of which $45 million was charged to IDA. At December 31, 1996, $46 million ($26 million--June 30, 1996) has been charged against the accrual of $112 million. This accrual included costs associated with job search assistance, training, outplacement consulting, pension plan contributions, medical insurance contributions and related tax allowances.

    Administrative Expenses for the six months ended December 31, 1996 are net of the management fee of $244 million ($256 million--December 31, 1995) charged to IDA and $52 million ($50 million-- December 31, 1995) charged to reimbursable programs. Included in the amounts charged to reimbursable programs are allocated charges of $12 million ($11 million--December 31, 1995) charged to IFC and $0.4 million ($0.4 million--December 31, 1995) charged to MIGA.

    Contributions to special programs represent grants for agricultural research, the control of onchocerciasis, and other developmental activities.

                                                  IBRD Financial Statements 41
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

NOTE H--TRUST FUNDS

IBRD, alone or jointly with IDA, administers on behalf of donors, including members, their agencies and other entities, funds restricted for specific uses which include the cofinancing of IBRD lending projects, debt reduction operations, technical assistance for borrowers including feasibility studies and project preparation, global and regional programs and research and training programs. These funds are placed in trust and are not included in the assets of IBRD. The distribution of trust fund assets by executing agent at December 31, 1996 and June 30, 1996 is as follows:

                                                           DECEMBER 31                             JUNE 30
                                              ---------------------------------------  ----------------------------
                                                  TOTAL                                     TOTAL
                                                FIDUCIARY           NUMBER OF             FIDUCIARY       NUMBER OF
                                                  ASSETS            TRUST FUND              ASSETS        TRUST FUND
                                               (IN MILLIONS)         ACCOUNTS            (IN MILLIONS)      ACCOUNTS
                                            -------------------  ---------------------  ---------------  -----------
IBRD executed.............................       $     507                 1,322           $     548          1,314
Recipient executed........................           1,441                 1,078               1,308            935
                                                    ------                 -----              ------          -----
Total.....................................       $   1,948                 2,400           $   1,856          2,249
                                                    ------                 -----              ------          -----
                                                    ------                 -----              ------          -----

The responsibilities of IBRD under these arrangements vary and range from services normally provided under its own lending projects to full project implementation including procurement of goods and services. During the six months ended December 31, 1996, IBRD received $8 million ($7 million-- December 31, 1995) as fees for administering trust funds. These fees have been recorded as a reduction of administrative expenses.

NOTE I--STAFF RETIREMENT PLAN

IBRD has a defined benefit retirement plan (the Plan) covering substantially all of its staff. The Plan also covers substantially all the staff of IFC and MIGA. Under the Plan, benefits are based on the years of contributory service and the highest three-year average of pensionable remuneration as defined in the Plan, with the staff contributing a fixed percentage of pensionable remuneration, and IBRD contributing the remainder of the actuarially-determined cost of future Plan benefits. The actuarial present values of Plan obligations throughout the fiscal year are determined at the beginning of the fiscal year by the Plan's actuary. All contributions to the Plan and all other assets and income held for the purposes of the Plan are held by IBRD separately from the other assets and income of IBRD, IDA, IFC and MIGA and can be used only for the benefit of the participants in the Plan and their beneficiaries, until all liabilities to them have been paid or provided for. Plan assets consist primarily of equity and fixed income securities, with smaller holdings of cash, real estate and other investments.

    IBRD has not charged any pension expense to its income for the six months ended December 31, 1996 because it believes it is less than probable that any expense will be incurred. IBRD management will review the pension expense accrual methodology upon completion of a reevaluation of the funding assumptions of IBRD's pension plan. While IBRD does not anticipate recording any pension expense during the fiscal year, this does not preclude IBRD from making a contribution to the pension plan. If any income impact results from the reevaluation, it will be recognized in the period it is determined. Therefore, disclosures have not been provided for the six months ended December 31, 1996.

    Net periodic pension cost for IBRD participants for the six month ended December 31, 1995 consisted of the following components:

42 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------


IN MILLIONS
                                                       DECEMBER 31
                                                     ---------------
Service cost--benefits earned during the period....     $  108
Interest cost on projected benefit obligation......        178
Actual return on plan assets.......................       (490)
Net amortization and deferral......................        252
                                                         -----
Net periodic pension cost..........................     $   48
                                                         -----
                                                         -----

The portion of this cost that relates to IBRD and is included in Administrative Expenses for the six months ended December 31, 1995 is $31 million. The balance has been included in the management fee charged to IDA.

The following table sets forth the Plan's funded status at June 30, 1996:

IN MILLIONS
                                                                   JUNE 30
                                                                 -----------
Actuarial present value of benefit obligations
  Accumulated benefit obligation
   Vested................................................           $(3,543)
   Nonvested.............................................               (36)
                                                                     ------
     Subtotal............................................            (3,579)
  Effect of projected compensation levels................            (1,718)
                                                                     ------
   Projected benefit obligation.............................         (5,297)
Plan assets at fair value................................             7,033
                                                                      -----
Plan assets in excess of projected benefit obligation....             1,736
Remaining unrecognized net transition asset..............               (91)
Unrecognized prior service cost..........................                74
Unrecognized net gain from past experience different
  from that assumed and from
  changes in assumptions.................................            (1,719)
                                                                     ------
Prepaid pension cost  ...................................           $    --
                                                                     ------
                                                                     ------

At June 30, 1996, the weighted-average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.5 percent. The effect of projected compensation levels was calculated based on a scale that provides for a decreasing rate of salary increase depending on age, beginning with 13.3 percent at age 20 and decreasing to 6.8 percent at age 64. The expected long-term rate of return on assets at June 30, 1996 was 9 percent.

                                                  IBRD Financial Statements 43
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

NOTE J--RETIRED STAFF BENEFITS PLAN

IBRD has a Retired Staff Benefits Plan (RSBP) that provides certain health care and life insurance benefits to retirees. All staff who are enrolled in the insurance programs while in active service and who meet certain requirements are eligible for benefits when they reach early or normal retirement age while working for IBRD. The RSBP also covers the staff of IFC and MIGA.

Retirees contribute a level amount toward life insurance based on the amount of coverage. Retiree contributions toward health care are based on length of service and age at retirement. IBRD annually contributes the remainder of the actuarially determined cost for future benefits. The actuarial present values of RSBP obligations throughout the fiscal year are determined at the beginning of the fiscal year by the RSBP's actuary. All contributions to the RSBP and all other assets and income held for purposes of the RSBP are held by IBRD separately from the other assets and income of IBRD, IDA, IFC, and MIGA and can be used only for the benefit of the participants in the RSBP and their beneficiaries until all liabilities to them have been paid or provided for. RSBP assets consist primarily of fixed income and equity securities.

Net periodic postretirement benefits cost for IBRD participants for the six months ended December 31, 1996 and December 31, 1995 consisted of the following components:

IN MILLIONS

                                                                                     1996         1995
                                                                                     -----        -----
Service cost--benefits earned during the period.................................      $ 19         $ 16
Interest cost on accumulated postretirement benefit obligation..................        24           23
Actual return on plan assets....................................................       (70)         (71)
Net amortization and deferral...................................................        39           50
                                                                                      ----         ----
                                                                                      $ 12         $ 18
                                                                                      ----         ----
                                                                                      ----         ----

The portion of this cost that relates to IBRD and is included in Administrative Expenses for the six months ended December 31, 1996 is $8 million ($11 million--December 31, 1995). The balance has been included in the management fee charged to IDA.

44 IBRD Financial Statements
------------------------------------------------------------------------------
NOTES TO FINANCIAL STATEMENTS (Continued)

------------------------------------------------------------------------------

    The following table sets forth the RSBP's funded status at December 31, 1996 and June 30, 1996:

IN MILLIONS

                                                                         DECEMBER 31     JUNE 30
                                                                        -------------  -----------
Accumulated postretirement benefit obligation
  Retirees                                                                   $ (307)        $(293)
  Fully eligible active plan participants...............................       (134)         (128)
  Other active plan participants........................................       (298)         (285)
                                                                             ------         -----
                                                                               (739)         (706)
Plan assets at fair value.............................................        1,039           937
                                                                             ------         -----
Plan assets in excess of accumulated postretirement benefit
  obligation..........................................................          300           231
Unrecognized prior service costs......................................          (10)          (12)
Unrecognized net loss from past experience different from that assumed
  and from changes in assumptions.....................................           53           107
                                                                             ------         -----
Prepaid postretirement benefit cost...................................       $  343         $ 326
                                                                             ------         -----
                                                                             ------         -----

Of the $343 million prepaid at December 31, 1996 ($326 million--June 30,
1996), $309 million is attributable to IBRD ($295 million--June 30, 1996) and is included in Miscellaneous Assets on the balance sheet. The remainder has been attributed to IFC and MIGA.

For December 31, 1996, the accumulated plan benefit obligation (APBO) was determined using health care cost trend rates of 13.9 percent to 10.7 percent, decreasing gradually to 5.0 percent in 2010 andthereafter. The health care cost trend rates used for June 30, 1996 was 14.4 percent to 11.2 percent decreasing gradually to 5.5 percent in 2010 and thereafter.

The health care cost trend rates assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by one percentage point would increase the APBO at December 31, 1996 by $148 million and the net periodic postretirement benefit cost for the six months then ended by $11 million.

The weighted average discount rate used in determining the APBO was 7.5 percent (8 percent-- June 30, 1996). The expected long-term rate of return on plan assets was 7.5 percent (8 percent--June 30, 1996).

February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 1


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                       SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Public


DESCRIPTION                                ISSUE #     CURRENCY      TRANCHE      BOND AMOUNT     US$ EQUIVALENT   SETTLEMENT DATE
---------------                          -----------  -----------  -----------  ---------------  ----------------  ---------------

Deutsche mark
-------------

DEM 1 BILLION ZERO-COUPON NOTES
  OF 1996 DUE 11/8/2016................         557          DEM            1     1,000,000,000      658,371,190        08-NOV-1996
DEM 500 million 4.625% Notes of 1996,
  due December 18, 2001................         562          DEM            1       500,000,000       321,543,408       18-DEC-1996
                                                                                                  ---------------
** Total By Currency...................                                                               979,914,598
                                                                                                  ---------------

Danish kroner
-------------

DKK 400 mn 6.375% of 1996 due March 14,
  2003.................................         551          DKK            1       400,000,000        69,168,252       15-NOV-1996
DKK 500 mn 4.00% Notes of 1996, due
  November 18, 2004....................         560          DKK            1       500,000,000        86,512,674       18-NOV-1996
                                                                                                  ---------------
** Total By Currency...................                                                               155,680,926
                                                                                                  ---------------

Spanish pesetas
---------------

7.20% ESP 10 billion bonds of 1996 due
  2001.................................          17          ESP            1    10,000,000,000        77,700,078       16-OCT-1996

Pounds sterling
---------------

GBP 350 million Zero-coupon Notes, due
  July 17, 2000........................          31          GBP            1       350,000,000       577,850,000       16-DEC-1996


February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 2

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                         SEC Report On Changes in Borrowings
                   NEW BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996


Source: Public


DESCRIPTION                           ISSUE #      CURRENCY       TRANCHE        BOND AMOUNT       US$ EQUIVALENT   SETTLEMENT DATE
------------                        -----------  -------------  -----------  -------------------  ----------------  ---------------
Greek drachmas
--------------

10.25% GRD Notes of 1996, due
  December 28, 2001............            566            GRD            1        20,000,000,000         80,942,154      30-DEC-1996

Italian lire
------------

ITL 800 billion callable ZERO
  Coupon Notes due Oct 3, 2011.....         23            ITL           1         800,000,000,000       525,496,430     03-OCT-1996
ITL 200 billion callable zero
  coupon notes due Oct. 3, 2011....          23           ITL           2         200,000,000,000       131,374,107     03-OCT-1996
ITL 500 BILLION 10 YR CALLABLE ZERO
  COUPON NOTES.....................          27           ITL           1         500,000,000,000       326,234,471     06-DEC-1996
ITL 300 BILLION 10-YR CALLABLE ZERO
  COUPON NOTES.....................          27           ITL           2         300,000,000,000       195,740,683     06-DEC-1996
ITL 200 billion 10 year Callable
  Zero Coupon Notes due 2006.......          27           ITL           3         200,000,000,000       130,493,788     06-DEC-1996
ITL 250 Billion 10 year Callable
  Zero Coupon Notes due 2006.......          27           ITL           4         250,000,000,000       163,117,236     06-DEC-1996
ITL 1 trillion zero-coupon notes of
  1996 due Nov. 7, 2016............         552           ITL           1       1,000,000,000,000       657,617,845     07-NOV-1996
Increase of ITL 500 bn notes of
  1996 due on Nov. 7, 2016.........         552           ITL           2         500,000,000,000       328,808,923     07-NOV-1996
Increase of ITL 500 b zerocoupon
  notes of 96 due 11/07/2016.......         552           ITL           3         500,000,000,000       328,808,923     07-NOV-1996
ITL 1 billion zero-coupon notes due
  November 7, 2016.................         552           ITL           4       1,000,000,000,000       654,013,682     20-DEC-1996
ITL 300 billion 7.625% notes of
  1996 due 11/21/2003..............         554           ITL           1         300,000,000,000       198,336,617     21-NOV-1996
                                                                                                     --------------
** Total By Currency...............                                                                   3,640,042,705
                                                                                                     --------------

Japanese yen
------------

5.00% JPY/USD DUAL CURRENCY BONDS
  OF 1996, DUE OCT. 21, 1999......           24           JPY           1         50,000,000,000       446,229,362      21-OCT-1996


February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 3


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Public


DESCRIPTION                                ISSUE #      CURRENCY       TRANCHE      BOND AMOUNT    US$ EQUIVALENT   SETTLEMENT DATE
------------                             -----------  -------------  -----------  ---------------  ---------------  ---------------

New Zealand dollars
-------------------

8.00% NZD Notes of 1996, due October 7,
  1998..................................     550           NZD             1       100,000,000       70,050,000       07-OCT-1996
6.65% NZD Notes of 1996, due June 16,
  1998..................................     563           NZD             1       100,000,000       69,770,000       16-DEC-1996
                                                                                                    -----------
** Total By Currency....................                                                            139,820,000
                                                                                                    -----------

United States dollars
---------------------

USD 100 MILLION STEP-UP CALLABLE NOTES
  DUE NOV 1999..........................       26          USD             1       100,000,000      100,000,000       18-NOV-1996
USD 1 bn Notes of 1996 due March 23,
  2000..................................      564          USD             1     1,000,000,000    1,000,000,000       24-DEC-1996
                                                                                                  -------------
** Total By Currency....................                                                          1,100,000,000
                                                                                                  -------------
South African Rand
------------------

ZAR 100 million 14.5% notes of 1996 due
  Nov.13, 1998..........................      558          ZAR             1       100,000,000       21,265,284       13-NOV-1996
                                                                                                  -------------
** Total By Source......................                                                          7,219,445,107


February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 4


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                      SEC Report On Changes in Borrowings
               NEW BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Private


DESCRIPTION                                ISSUE #      CURRENCY       TRANCHE      BOND AMOUNT    US$ EQUIVALENT   SETTLEMENT DATE
------------                             -----------  -------------  -----------  ---------------  ---------------  ---------------


                                                                                                  -------------
Italian lire
------------

ITL 50 billion FRNs of 1996 due October
  17, 2001..............................    553         ITL              1     50,000,000,000      32,693,414       17-OCT-1996


February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 5

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                       SEC Report On Changes in Borrowings
                 NEW BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Loans


DESCRIPTION                                ISSUE #      CURRENCY       TRANCHE      BOND AMOUNT    US$ EQUIVALENT   SETTLEMENT DATE
------------                             -----------  -------------  -----------  ---------------  ---------------  ---------------

Japanese yen
------------

JPY 1 BILLION CALLABLE MULTI-UP LOAN.....   219          JPY             1          1,000,000,000      8,924,587     21-OCT-1996

February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 6


             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                       SEC Report On Changes in Borrowings
               MATURED BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Public



DESCRIPTION                                ISSUE #      CURRENCY       TRANCHE      BOND AMOUNT    US$ EQUIVALENT
------------                             -----------  -------------  -----------  ---------------  ---------------
Spanish pesetas
---------------

11% Spanish Peseta Bonds of 1991
  due October 16, 1996.............          11           ESP             1        15,000,000,000   116,550,117

Hong Kong dollars
-----------------

4.608% HKD 1 Billion Bonds of 1993,
  due 10/28/96.....................           5           HKD             1         1,000,000,000   129,333,814

Japanese yen
------------

7.30% JPY Bonds of 1989, due Dec.
  13, 1996.........................         183           JPY             1        10,000,000,000    88,300,221

JPY 6% NOTES DUE OCTOBER 18,
  1996.............................         201           JPY             1        75,000,000,000   667,853,963

6% JPY BONDS OF 1991, DUE OCTOBER
  1996 (NIKKO) 18TH ISSUE..........         204           JPY             1        80,000,000,000   712,377,560
                                                                                                   ------------
** Total By Currency...............                                                               1,468,531,744
                                                                                                   ------------
Portuguese escudos
------------------

12% PTE Bonds of 1991, due October
  1996.............................           1           PTE             1       15,000,000,000    96,698,083

DESCRIPTION                          REDEMPTION DATE
-----------------------------------  ----------------
Spanish pesetas
11% Spanish Peseta Bonds of 1991
  due October 16, 1996.............      16-OCT-1996
Hong Kong dollars
4.608% HKD 1 Billion Bonds of 1993,
  due 10/28/96.....................      28-OCT-1996
Japanese yen
7.30% JPY Bonds of 1989, due Dec.
  13, 1996.........................      13-DEC-1996
JPY 6% NOTES DUE OCTOBER 18,
  1996.............................      18-OCT-1996
6% JPY BONDS OF 1991, DUE OCTOBER
  1996 (NIKKO) 18TH ISSUE..........      18-OCT-1996
** Total By Currency...............
Portuguese escudos
12% PTE Bonds of 1991, due October
  1996.............................      23-OCT-1996

* Indicates Partial Maturity

February 12, 1997                                                   ACT Rpt 025
09:06:57                                                                 Page 7




             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

    SEC Report On Changes in Borrowings MATURED BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

    Source: Public

DESCRIPTION                               ISSUE #      CURRENCY       TRANCHE        REDEMPTION AMOUNT      US$ EQUIVALENT
-----------                             -----------  -------------  -----------  -------------------------  ---------------
United States dollars
7-1/4% USD Bonds of 1991, due
  October 1, 1996...................     242           USD             1          1,490,887,000              1,490,887,000
                                                                                                             -------------
** Total By Source..................                                                                         3,302,000,758

DESCRIPTION                           REDEMPTION DATE
------------------------------------  ----------------

United States dollars
---------------------

7-1/4% USD Bonds of 1991, due
  October 1, 1996...................     01-OCT-1996

** Total By Source..................


* Indicates Partial Maturity

FEBRUARY 12, 1997                                                  ACT_RPT_025
09:06:57                                                            Page 8


           INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                       LIABILITIES MANAGEMENT SYSTEM

                    SEC Report On Changes in Borrowings
           MATURED BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996

Source:     Private

DESCRIPTION                           ISSUE #     CURRENCY      TRANCHE     REDEMPTION AMOUNT    US$ EQUIVALENT    REDEMPTION DATE
----------------------------------  -----------  -----------  -----------  -------------------  -----------------  ----------------
Italian lire
0% ITL Notes of 1991 due October
  4, 1996.........................        1005          ITL            1    100,000,000,000            65,878,757      04-OCT-1996
10 5/8% Notes of 1991 due October
  2, 1996.........................        1007          ITL            1     50,000,000,000            32,758,316      02-OCT-1996
10.75% ITL Bonds of 1991 due
  October 17, 1996................        1009          ITL            1     50,000,000,000            32,693,414      17-OCT-1996
10.50% ITL Notes of 1991 due
  November 4, 1996................        1011          ITL            1     50,000,000,000            33,000,251      04-NOV-1996
10.50% ITL Notes of 1991 due
  November 27, 1996...............        1012          ITL            1     50,000,000,000            33,333,556      27-NOV-1996
10.50% ITL Notes of 1991 due
  November 21, 1996...............        1013          ITL            1     50,000,000,000            33,056,103      21-NOV-1996
                                                                                                      -----------
** Total By Currency..............                                                                    230,720,397
                                                                                                      -----------
Netherlands guilders
7.25% NLG Private Placement of
  '85, Due 1991-2000..............          75          NLG            1         20,000,000            11,665,889    15-OCT-1996 *
United States dollars
Floating Rate Notes of 1991 due
  October 16, 1996................        1006          USD            1         25,000,000            25,000,000      16-OCT-1996
Floating Rate Notes of 1991 due
  October 21, 1996................        1008          USD            1         20,000,000            20,000,000      21-OCT-1996
FRN USD Notes of 1991 due October
  18, 1996........................        1010          USD            1         18,500,000            18,500,000      18-OCT-1996
                                                                                                -----------------
** Total By Currency..............                                                                     63,500,000
                                                                                                -----------------

                                                                                                -----------------
** Total By Source................                                                                    305,886,286
                                                                                                -----------------

* Indicates Partial Maturity

FEBRUARY 12, 1997                                                  ACT_RPT_025
09:06:57                                                            Page 9

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                       SEC Report On Changes in Borrowings
              MATURED BORROWINGS (MLT) 01-OCT-1996 thru 31-DEC-1996


Source:    Loans

DESCRIPTION                           ISSUE #     CURRENCY      TRANCHE     REDEMPTION AMOUNT    US$ EQUIVALENT   REDEMPTION DATE
----------------------------------  -----------  -----------  -----------  -------------------  ----------------  ----------------
Deutsche mark
-------------
10.5% DM Loan of 1981, due 1987-96
  (Tran. II).......................       150        DEM        2              500,000                328,407        30-OCT-1996
10.5% DM Loan of 1981, due 1987-96
  (Tran. II).......................       151        DEM        2            2,000,000              1,313,629        30-OCT-1996
                                                                                                 --------------
  ** Total By Currency...............                                                                 1,642,036
                                                                                                 --------------
Japanese yen
------------
5.80% JPY Loan of 1987, due
  1995/2000........................       124        JPY        1        3,600,000,000               31,496,063      24-DEC-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999 (Ref. #29).............       129        JPY        1        2,700,000,000               23,767,606      20-DEC-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999 (REF #29)..............       129        JPY        2        3,600,000,000               31,690,141      20-DEC-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1994-1999........................       130        JPY        1        5,000,000,000               44,984,256      20-NOV-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1995-2000........................       132        JPY        1        2,700,000,000               24,158,912      17-OCT-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1992-1997........................       133        JPY        2          900,000,000                8,053,691      18-NOV-1996*
JAPANESE YEN LOAN OF 1987, DUE
  1993-1998........................       134        JPY        1        6,300,000,000               56,300,268      09-OCT-1996*
6.0% JPY Loan of 1989, due Oct. 30,
  1996 (Ref. #92)..................       181        JPY        1       20,000,000,000              176,056,338      30-OCT-1996
6.0% JPY Loan of 1989, due Oct. 30,
  1996 (Ref. #91)..................       182        JPY        1       20,000,000,000              176,056,338      30-OCT-1996
                                                                                                   --------------
** Total By Currency...............                                                                 572,563,613
                                                                                                   --------------

                                                                                                   --------------
** Total By Source.................                                                                 574,205,649
                                                                                                   --------------

* Indicates Partial Maturity

FEBRUARY 12, 1997                                                  ACT_RPT_025
09:06:57                                                            Page 10


           INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                       LIABILITIES MANAGEMENT SYSTEM

                    SEC Report On Changes in Borrowings
           MATURED BORROWINGS (COLTS) 01-OCT-1996 thru 31-DEC-1996

Source:     Public


DESCRIPTION                           ISSUE #     CURRENCY      TRANCHE     REDEMPTION AMOUNT    US$ EQUIVALENT
----------------------------------  -----------  -----------  -----------  -------------------  -----------------


United States dollars
8.2% COLTS DUE 15-OCT-1996........          34       USD         1           2,000,000              2,000,000
8.1% COLTS DUE 05-NOV-1996........          39       USD         1              75,000                 75,000
7.95% COLTS DUE 14-NOV-1996.......          40       USD         1           1,000,000              1,000,000
0% COLTS DUE 25-NOV-1996..........         457       USD         1             150,000                150,000
9.17% COLTS DUE 21-OCT-1996.......         717       USD         1             300,000                300,000
9% COLTS DUE 10-NOV-1996..........         770       USD         1              50,000                 50,000
0% COLTS DUE 21-NOV-1996..........         796       USD         1              70,000                 70,000
9.45% COLTS DUE 01-NOV-1996.......         884       USD         1              25,000                 25,000
0% COLTS DUE 15-NOV-1996..........         993       USD         1           1,213,000              1,213,000
0% COLTS DUE 18-NOV-1996..........        1070       USD         1             584,000                584,000
0% COLTS DUE 16-NOV-1996..........        1110       USD         1           1,000,000              1,000,000
0% COLTS DUE 14-NOV-1996..........        1252       USD         1           1,000,000              1,000,000
0% COLTS DUE 13-NOV-1996..........        1256       USD         1           2,000,000              2,000,000
8.3% COLTS DUE 01-NOV-1996........        1326       USD         1           2,000,000              2,000,000
0% COLTS DUE 31-DEC-1996..........        1339       USD         1             210,000                210,000
8.23% COLTS DUE 01-DEC-1996.......        1366       USD         1             100,000                100,000
8.96% COLTS DUE 15-OCT-1996.......        1468       USD         1             400,000                400,000
                                                                          ---------------
** Total By Currency..............                                          12,177,000
                                                                          ---------------

                                                                          ---------------
** Total By Source................                                          12,177,000
                                                                          ---------------

DESCRIPTION                            REDEMPTION DATE
-------------------------------------  ----------------
United States dollars
8.2% COLTS DUE 15-OCT-1996...........     15-OCT-1996
8.1% COLTS DUE 05-NOV-1996...........     05-NOV-1996
7.95% COLTS DUE 14-NOV-1996..........     14-NOV-1996
0% COLTS DUE 25-NOV-1996.............     25-NOV-1996
9.17% COLTS DUE 21-OCT-1996..........     21-OCT-1996
9% COLTS DUE 10-NOV-1996.............     10-NOV-1996
0% COLTS DUE 21-NOV-1996.............     21-NOV-1996
9.45% COLTS DUE 01-NOV-1996..........     01-NOV-1996
0% COLTS DUE 15-NOV-1996.............     15-NOV-1996
0% COLTS DUE 18-NOV-1996.............     18-NOV-1996
0% COLTS DUE 16-NOV-1996.............     16-NOV-1996
0% COLTS DUE 14-NOV-1996.............     14-NOV-1996
0% COLTS DUE 13-NOV-1996.............     13-NOV-1996
8.3% COLTS DUE 01-NOV-1996...........     01-NOV-1996
0% COLTS DUE 31-DEC-1996.............     31-DEC-1996
8.23% COLTS DUE 01-DEC-1996..........     01-DEC-1996
8.96% COLTS DUE 15-OCT-1996..........     15-OCT-1996
** Total By Currency.................
** Total By Source...................

FEBRUARY 12, 1997                                                  ACT_RPT_025
09:06:57                                                            Page 11

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                       SEC Report On Changes in Borrowings
             PREPAYMENT ADVICES (MLT) 01-OCT-1996 thru 31-DEC-1996



Source: Public

DESCRIPTION                              ISSUE #      CURRENCY       TRANCHE    PREPAYMENT AMOUNT   US$ EQUIVALENT  PREPAYMENT DATE
-------------------------------------  -----------  -------------  -----------  ------------------  --------------  ----------------
Australian dollars
7.60% AUD NOTES OF 1996, DUE APRIL
  22, 1999...........................         529           AUD             1          53,000,000      42,071,400       22-OCT-1996
Canadian dollars
10.75% Can$ Bonds of 1985, due 2009..          22           CAD             1           5,000,000       3,698,033       15-OCT-1996
10.75% Can$ Bonds of 1985, due 2009..          22           CAD             1          11,000,000       8,242,170       13-NOV-1996
                                                                                                     -------------
** Total By Currency.................                                                                  11,940,203
                                                                                                     -------------
Italian lire
------------
ITL 200,000,000,000 10.60 percent
  Callable Notes due 1997............           4           ITL             1     200,000,000,000     130,619,922       18-DEC-1996
ITL 50,000,000,000 10.6 percent
  Callable Notes due 1997............           4           ITL             2      50,000,000,000      32,654,981       18-DEC-1996
                                                                                                    ---------------
** Total By Currency.................                                                                 163,274,903
                                                                                                    ---------------

                                                                                                    ---------------
** Total By Source...................                                                                 217,286,506
                                                                                                    ---------------

FEBRUARY 12, 1997                                                  ACT_RPT_025
09:06:57                                                            Page 12

             INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT
                         LIABILITIES MANAGEMENT SYSTEM

                        SEC Report On Changes in Borrowings
                PREPAYMENT ADVICES (MLT) 01-OCT-1996 thru 31-DEC-1996

Source: Private

DESCRIPTION                           ISSUE #    CURRENCY   TRANCHE   PREPAYMENT AMOUNT   US$ EQUIVALENT   PREPAYMENT DATE
------------------------------------  ---------  ---------  --------  ------------------  ---------------  ---------------
Japanese yen
3.25% Callable Double-up Bond due
  April 18, 2006..................       216       JPY         1          5,000,000,000     44,523,598      18-OCT-1996